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Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH (the "Offer")
 All Outstanding Shares of Common Stock
of
CryoCor, Inc.
at
$1.35 Net Per Share
by
Padres Acquisition Corp.
a wholly-owned subsidiary of
Boston Scientific Scimed, Inc.
a wholly-owned subsidiary of
Boston Scientific Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON TUESDAY, MAY 27, 2008 (THE END OF THE DAY ON MAY 27, 2008), UNLESS THE OFFER IS EXTENDED PURSUANT TO THE MERGER AGREEMENT.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE CONDITION THAT, PRIOR TO THE THEN SCHEDULED EXPIRATION DATE OF THE OFFER (AS IT MAY BE EXTENDED FROM TIME TO TIME PURSUANT TO THE MERGER AGREEMENT, AS DEFINED BELOW), THERE BE VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE (THE "SHARES"), OF CRYOCOR, INC., A DELAWARE CORPORATION (THE "COMPANY"), THAT, TOGETHER WITH THE SHARES THEN OWNED BY BOSTON SCIENTIFIC CORPORATION ("PARENT"), BOSTON SCIENTIFIC SCIMED, INC. ("BSS") AND PADRES ACQUISITION CORP. ("OFFEROR"), REPRESENTS AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES (INCLUDING ALL SHARES ISSUABLE UPON THE EXERCISE OR CONVERSION OF ANY OPTIONS, WARRANTS, RIGHTS OR OTHER CONVERTIBLE SECURITIES THAT, IF APPLICABLE, HAVE A PER SHARE EXERCISE OR "STRIKE" PRICE THAT IS LESS THAN $1.35). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.

THIS OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 15, 2008 (THE "MERGER AGREEMENT"), BY AND AMONG BSS, OFFEROR AND THE COMPANY, PURSUANT TO WHICH OFFEROR WILL MERGE WITH AND INTO THE COMPANY (THE "MERGER"). THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY ADOPTED RESOLUTIONS (I) DECLARING THAT THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (COLLECTIVELY, THE "TRANSACTIONS") ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY STOCKHOLDERS, (II) APPROVING AND DECLARING ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS, AND (III) RESOLVING TO RECOMMEND THAT THE COMPANY STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO OFFEROR PURSUANT TO THE OFFER, AND, IF APPLICABLE, APPROVE THE MERGER AGREEMENT.

IMPORTANT

        Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to the American Stock Transfer & Trust Company, the depositary for the Offer (the "Depositary"), or follow the procedures for book-entry transfer set forth in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

        Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase.

        Questions and requests for assistance may be directed to The Altman Group, Inc., the information agent for the Offer (the "Information Agent"), at its address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Offeror's expense from the Information Agent or from brokers, dealers, commercial banks and trust companies.

        THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Banks and Brokers call: 201-806-7300
or
Call toll-free: 866-387-7715
Email: reorg@altmangroup.com

April 29, 2008

SUMMARY TERM SHEET

        This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the annex to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought:	All outstanding shares of common stock, $0.001 par value per share, not owned by Boston Scientific Scimed, Inc. of CryoCor, Inc. (the "Company").
Price Offered Per Share:	$1.35 per share, net to the seller thereof, in cash without interest.
Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Tuesday, May 27, 2008 (the end of the day on May 27, 2008) unless we extend the tender offer.
Purchaser:	Padres Acquisition Corp., a wholly-owned subsidiary of Boston Scientific Scimed, Inc., a wholly-owned subsidiary of Boston Scientific Corporation.
Company Board Recommendation:	The Board of Directors of the Company unanimously recommends that the stockholders of the Company accept the tender offer and tender their shares pursuant to the tender offer.

        The following are some of the questions you may have as a stockholder of the Company and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

        Padres Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of Boston Scientific Scimed, Inc., a Minnesota corporation and wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation. Padres Acquisition Corp. was formed for the sole purpose of acquiring the Company and has carried on no activities other than in connection with the acquisition of the Company. See the "Introduction" and Section 9—"Certain Information Concerning Offeror, BSS and Parent" of this Offer to Purchase.

        Unless the context indicates otherwise, we will use the terms "us," "we," "our" and "Offeror" in this Offer to Purchase to refer to Padres Acquisition Corp., "BSS" to refer to Boston Scientific Scimed, Inc., and "Parent" to refer to Boston Scientific Corporation.

What are the classes and amounts of securities sought in the tender offer?

        We are seeking to purchase all of the outstanding shares of common stock of the Company not already owned by BSS. Unless the context requires otherwise, we refer to each share of Company common stock as a "share" or "Share". See the "Introduction" and Section 1—"Terms of the Offer" of this Offer to Purchase.

How much are you offering to pay? What is the form of payment?

        We are offering to pay net to you $1.35 per share in cash without interest, less any required withholding taxes.

Will I have to pay any fees or commissions?

        If you are the record owner of your shares (that is, shares are registered in your name) and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Have any stockholders already agreed to tender their Shares?

        Yes. Certain of the directors and executive officers of the Company, as well as certain holders of Shares have entered into a stockholders agreement with us, whereby they have agreed to tender all of their Shares, in total representing approximately 43% of the outstanding Shares. These directors and executive officers, in their capacities as stockholders, together with such stockholders, have also agreed to vote in favor of the Merger and against any competing acquisition proposal. These agreements terminate upon any termination of the Merger Agreement. See the "Introduction" and Section 13—"The Transaction Documents" of this Offer to Purchase.

Do you have the financial resources to make payment?

        Yes. We estimate that we will need approximately $17.6 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options), plus related fees and expenses. Parent will provide the Offeror with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent's or the Offeror's ability to finance the purchase of Shares pursuant to the Offer. See Section 10—"Source and Amount of Funds" of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in this tender offer?

        We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

  •
  the tender offer is being made for all outstanding shares not owned by BSS solely for cash;

  •
  we will have sufficient funds available to us from Parent to purchase all Shares successfully tendered in the Offer in light of Parent's financial capacity in relation to the amount of consideration payable;

  •
  the tender offer is not subject to any financing condition; and

  •
  if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent Merger.

What does the Company board of directors recommend regarding this tender offer?

        The board of directors of the Company unanimously adopted resolutions:

  •
  declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions") are fair to, and in the best interests of, the Company's stockholders;

  •
  approving and declaring advisable the Merger Agreement and the Transactions; and

  •
  resolving to recommend that the Company stockholders accept the Offer, and, if applicable, approve the Merger Agreement.

        See the "Introduction" to this Offer to Purchase.

How long do I have to decide whether to tender in the tender offer?

        You will have until 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (the end of the day on May 27, 2008), to tender your shares in the tender offer, unless the tender offer is extended in accordance with the terms of the Merger Agreement. If you cannot deliver everything that is required to make a valid tender by such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—"Terms of the Offer" and Section 3—"Procedure for Tendering Shares" of this Offer to Purchase.

Can the tender offer be extended and under what circumstances?

        Yes. We have agreed in the Merger Agreement that we will extend the tender offer beyond Tuesday, May 27, 2008 for successive periods of ten (10) business days each, if any of the conditions to the tender offer (including the Minimum Condition (defined below)) have not been satisfied or waived as of any then scheduled expiration date for the tender offer in order to permit the satisfaction of the conditions to the tender offer; provided, however that the Offer may not be extended beyond June 15, 2008.

        Our ability and obligation to extend the tender offer is subject to the parties' rights to terminate the Merger Agreement and tender offer pursuant to the terms of the Merger Agreement.

        We may also provide for a "subsequent offering period" of three (3) to twenty (20) business days.

        A subsequent offering period is different from an extension of the tender offer. During a subsequent offering period, stockholders who have not yet tendered their shares may do so, but you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment). You also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

        See Section 1—"Terms of the Offer" of this Offer to Purchase for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?

        If we extend the tender offer, we will inform the American Stock Transfer & Trust Company (the depositary for the tender offer) of that fact and will make a public announcement by press release or SEC filing of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1—"Terms of the Offer" of this Offer to Purchase.

What are the most significant conditions to the tender offer?

        The tender offer is subject to:

  •
  the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered and not withdrawn a number of shares of the Company that, together with all other shares of the Company, if any, then owned by BSS and Offeror or any of their respective affiliates, represents at least a majority of the then outstanding Shares (including all Shares issuable upon the exercise or conversion of any options, warrants, rights or other convertible securities that, if applicable, have a per share exercise or "strike" price that is less than $1.35) (the "Minimum Condition"), and

  •
  the other conditions set forth in Section 15—"Certain Conditions to Offeror's Obligations" of this Offer to Purchase.

        The foregoing conditions are for the sole benefit of BSS and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by BSS and Offeror, in whole or in part at any time and from time to time in the sole discretion of Parent and Offeror; provided, however, that the Minimum Condition may not be waived. Any such waiver will apply to all tendered shares. The failure by Parent and Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time but not after the expiration of the tender offer. See Section 15—"Certain Conditions to the Offeror's Obligations" of this Offer to Purchase.

How do I tender my shares?

        To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the American Stock Transfer & Trust Company, the depositary for the tender offer, not later than the time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3—"Procedure for Tendering Shares" of this Offer to Purchase.

Until what time may I withdraw previously tendered shares?

        The tender of your shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (the end of the day on May 27, 2008) or such later date as the tender offer may be extended and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after Tuesday, May 27, 2008. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered, or (ii) any of the shares that you tendered during a subsequent offering period. See Section 4—"Withdrawal Rights" of this Offer to Purchase.

How do I withdraw previously tendered shares?

        To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary, the American Stock Transfer & Trust Company, while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See Section 4—"Withdrawal Rights" of this Offer to Purchase.

If I decide not to tender, how will the tender offer affect my shares?

        If the Merger of the Offeror and the Company described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer unless such non-tendering stockholders precisely exercise and perfect appraisal rights. See Section 17—"Appraisal Rights" of this Offer to Purchase. Therefore, if the Merger takes place, the only differences to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and you will be able to exercise appraisal rights if you do not tender your shares. However, if the tender offer is consummated but the Merger does not take place, the number of stockholders and the number of shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the common stock of the Company. Also, as described below, the Company may cease making filings with the Securities and Exchange Commission (the "SEC") or otherwise may not be required to comply with the rules relating to publicly held companies. See the "Introduction" and Section 7—"Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations" of this Offer to Purchase. As described under "Will I have appraisal rights?" below, you also may not have appraisal rights in connection with the Merger.

If the tender offer and Merger are completed, will the Company continue as a public company?

        No. Following the purchase of shares in the tender offer, we will complete the Merger pursuant to the terms of the Merger Agreement if the conditions to the Merger are satisfied. If the Merger takes place, the Company will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered shares:

  •
  there may not be a public trading market for the common stock of the Company; and

  •
  the Company may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

        See Section 7—"Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations" of this Offer to Purchase.

Will the tender offer be followed by a Merger if all of the shares are not tendered in the tender offer?

        Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for shares pursuant to the tender offer, we are required under the Merger Agreement to merge with and into the Company if the conditions to the Merger are satisfied. If the Merger takes place, BSS will own all of the shares of the Company and all stockholders of the Company remaining after the tender offer other than us, BSS and those stockholders that properly exercise and perfect appraisal rights will receive $1.35 per share net in cash without interest. See the "Introduction" to this Offer to Purchase. See Section 13—"The Transaction Documents" of this Offer to Purchase for a description of the conditions to the Merger and Section 17—"Appraisal Rights" of this Offer to Purchase.

Will I have appraisal rights?

        No appraisal rights are available in connection with the Offer. However, if the Merger is completed, under Section 262 of the General Corporation Law of the State of Delaware, any holder of Common Stock at the effective time of the Merger, may be entitled to appraisal rights in connection with the Merger. See Section 17—"Appraisal Rights" of this Offer to Purchase.

What is the market value of my shares as of a recent date?

        On April 15, 2008, the last full day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $1.35 per share, the closing price of the common stock of the Company reported by the Nasdaq Stock Market ("NASDAQ") was $1.13 per share. On April 28, 2008, the last full day of trading before the commencement of our tender offer, the closing price of the common stock of the Company reported by NASDAQ was $1.33 per share. We encourage you to obtain a recent quotation for shares of the common stock of the Company in deciding whether to tender your shares. See Section 6—"Price Range of Shares; Dividends on the Shares" of this Offer to Purchase.

What are the United States federal income tax consequences of tendering shares?

        The receipt of cash for shares pursuant to the tender offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well.

        In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the Merger. If the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will generally be capital gain or loss. In general, capital gains recognized by an individual citizen or resident of the U.S. will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates.

        We recommend that you consult your own tax advisors as to the particular tax consequences to you of the tender offer and the Merger, including the effect of United States, federal, state and local tax laws or foreign tax laws. See Section 5—"Material U.S. Federal Income Tax Consequences" of this Offer to Purchase.

Whom should I call if I have questions about the tender offer?

        You may call The Altman Group, Inc. at (201) 806-7300 or (866) 387-7715 (toll free). The Altman Group, Inc. is acting as the information agent for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of CryoCor, Inc.:

INTRODUCTION

        Padres Acquisition Corp., a Delaware corporation ("Offeror") and wholly-owned subsidiary of Boston Scientific Scimed, Inc., a Minnesota corporation ("BSS") and wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"), hereby offers to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), not owned by BSS of CryoCor, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.35 per Share, net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer" or "Tender Offer").

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 15, 2008 (the "Merger Agreement"), by and among BSS, Offeror and the Company. Offeror is a corporation newly formed by BSS in connection with the proposed acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and be an indirect, wholly-owned subsidiary of Parent. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by the stockholders of the Company, if such approval is required by applicable law. See Section 12—"Purpose of the Offer; The Merger; Plans for the Company" of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held by the Company's subsidiaries or owned by BSS or Offeror or the subsidiaries of BSS or Offeror, which will automatically be cancelled and retired) will automatically be cancelled and extinguished and will be converted into and become a right to receive $1.35, net to the seller in cash without interest thereon, less any required withholding taxes (the "Offer Price"). The Merger Agreement is more fully described in Section 13—"The Transaction Documents" of this Offer to Purchase, which also contains a discussion of the treatment of stock options.

        Tendering stockholders who are record holders of their Shares and tender directly to the American Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Offeror will pay all charges and expenses of the Depositary and The Altman Group, Inc. (the "Information Agent") for their respective services in connection with the Offer and the Merger. See Section 18—"Fees and Expenses" of this Offer to Purchase.

        The Board of Directors of the Company unanimously adopted resolutions (i) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions") are fair to, and in the best interests of, the Company's stockholders, (ii) approving and declaring advisable the Merger Agreement and the Transactions, and (iii) resolving to recommend that the Company stockholders accept the Offer, and, if applicable, approve the Merger Agreement

        Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), has delivered to the Board of Directors of the Company a written opinion dated April 15, 2008, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the per share consideration to be received by the holders of the Shares (other than BSS and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. A copy of this opinion is contained in the Company's Solicitation/Recommendation Statement on

Schedule 14D-9, which has been filed with the Securities and Exchange Commission in connection with the Offer, and which is being mailed to holders of Shares concurrently herewith. Holders of Shares are encouraged to read such opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey.

        The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares, if any, then owned by BSS and Offeror or any of their respective affiliates, represents at least a majority of the then outstanding Shares (including all Shares issuable upon the exercise or conversion of any options, warrants, rights or other convertible securities that, if applicable, have a per share exercise or "strike" price that is less than $1.35) (the "Minimum Condition"). See Section 15—"Certain Conditions to Offeror's Obligations" of this Offer to Purchase for a description of all of the conditions to the Offer.

        The Company has represented in the Merger Agreement that, as of April 15, 2008, there were 13,138,921 Shares, options to purchase 1,167,972 Shares and warrants to purchase 756,319 Shares outstanding. The Company has informed BSS that (i) 293,809 of the outstanding stock options have an exercise price that is equal to or less than $1.35 per share, (ii) 874,163 of the outstanding stock options have an exercise price that is greater than $1.35 per share, (iii) all of the outstanding warrants have an exercise price that is greater than $1.35 per share, and (iv) 15,000 Shares were issued after execution of the Merger Agreement. As of April 15, 2008, BSS was the record holder of 368,188 Shares and Offeror did not beneficially own any Shares. Based on the foregoing, Offeror believes that approximately 6,355,678 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied. See Section 1—"Terms of the Offer" of this Offer to Purchase.

        Simultaneously with the execution of the Merger Agreement, BSS and Offeror have entered into a Stockholders Agreement, dated as of April 15, 2008 (the "Stockholders Agreement"), with certain stockholders of the Company (collectively, the "Supporting Stockholders"), pursuant to which the Supporting Stockholders have, among other things, (i) agreed to tender into the Offer all Shares owned by them (which, as of April 15, 2008, equal 5,647,488 outstanding Shares representing approximately 43% of all outstanding Shares as of such date) and (ii) agreed to vote and take any actions with respect to all such Shares owned by the Supporting Stockholders, at any meeting of the stockholders of the Company, and in any action by consent or otherwise of the stockholders of the Company, in favor of the adoption of the Merger Agreement and the approval of the Merger and against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of the Supporting Stockholders under the Stockholders Agreement, or that could reasonably be expected to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, or that would reasonably be expected to impede, interfere, delay, or prevent the consummation of the Merger or the Offer, and (iii) agreed not to exercise any rights (including, without limitation, under the Delaware General Corporation Law) to demand appraisal of any Shares, or similar rights, that may arise, if at all, with respect to the Merger. See Section 13—"The Transaction Documents" of this Offer to Purchase. The Stockholders Agreement terminates upon any termination of the Merger Agreement.

        THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.     Terms of the Offer.

        Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4—"Withdrawal Rights" of this Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (the end of the day on May 27, 2008) (the "Scheduled Expiration Date"), unless Offeror will have extended the period of time for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by Offeror, will expire.

        In the Merger Agreement, Offeror has agreed that it will extend the Offer beyond the Scheduled Expiration Date for successive periods of ten (10) business days each if any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled Expiration Date for the Offer in order to permit the satisfaction of the conditions to the Offer; provided, however that the Offer may not be extended beyond June 15, 2008 (the "Termination Date").

        Offeror's ability and obligation to extend the Offer is subject to the parties' rights to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement. Offeror may also make available a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (a "Subsequent Offering Period") of not less than three (3) nor more than twenty (20) business days.

        Offeror expressly reserves the right to waive any condition set forth in the Merger Agreement, to increase the per Share purchase price of the Offer, and to make other changes in the terms and conditions of the Offer; provided, however, that no change may be made which (i) decreases the per Share purchase price of the Offer below $1.35, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) changes the form of consideration to be paid in the Offer, (iv) extends the Offer except as otherwise provided in the Merger Agreement, (v) imposes conditions to the Offer in addition to those set forth in the Merger Agreement or amends any such condition, (vi) amends or supplements any other terms of the Offer in a manner adverse, or that could reasonably be expected to be adverse, to the Company or the holders of the Shares, or (vii) changes the Minimum Condition.

        The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15—"Certain Conditions to Offeror's Obligations" of this Offer to Purchase. Offeror believes the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 6,355,678.

        Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and the terms of the Merger Agreement, Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the Offer conditions, by giving oral or written notice of such delay or termination to the Depositary. Offeror's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer.

        Except as set forth above, and subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive any Offer condition (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Offeror under such rule or the manner in which Offeror may choose to make any public announcement, Offeror currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

        If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

        The Company has provided Offeror with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.     Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn). Subject to compliance with Rule 14e-1(c) under the Exchange Act and the terms of the Merger Agreement, Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section—1 "Terms of the Offer" and Section 15—"Certain Conditions to Offeror's Obligations" of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC"), pursuant to the procedures set forth in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent's Message (as defined below) is utilized), and (iii) any other documents required by the Letter of Transmittal.

        The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant.

        For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Offeror's rights under Section 15—"Certain Conditions to Offeror's Obligations" of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—"Withdrawal Rights" of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Offeror by reason of any delay in making such payment.

        If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), after the expiration, termination or withdrawal of the Offer.

        If, prior to the Expiration Date, Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.     Procedure for Tendering Shares.

        Valid Tenders.    For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, or an Agent's Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

        Book-Entry Transfer.    The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent's Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

        Signature Guarantee.    Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the Financial Industry Regulatory Authority, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other "Eligible Guarantor Institution," as defined in Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

            (i)  the tender is made by or through an Eligible Institution;

           (ii)  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii)  the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such delivery.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered or overnight mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation) and (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal (or, as applicable, an Agent's Message).

        Backup Federal Income Tax Withholding.    To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder generally must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If a stockholder is a non resident alien or foreign entity not subject to backup withholding, such stockholder must give the Depositary a completed Internal Revenue Service Form W-8BEN Certificate of Foreign Status (or other applicable Internal Revenue Service Form W-8) before receipt of any payment in order to avoid backup withholding. See Section 5—"Material U.S. Federal Income Tax Consequences" of this Offer to Purchase.

        Determinations of Validity.    All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder's right to bring any dispute with respect thereto before a court of competent jurisdiction. Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1—"Terms of the Offer" of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

        Other Requirements.    By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Offeror as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after April 15, 2008), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute will, in his sole discretion, deem proper. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Offeror will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designees must be able to exercise full voting rights with respect to such Shares.

        The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders.

        The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Offeror's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer.

4.     Withdrawal Rights.

        Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after May 27, 2008; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, Offeror must pay for all shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to Offeror's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer will fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

        For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase.

5.     Material U.S. Federal Income Tax Consequences.

        The following discussion summarizes material U.S. federal income tax consequences expected to result to the holders of Shares who sell their Shares in the Offer or exchange their Shares for cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences of a disposition of Shares in the Offer or the Merger, nor does it address any tax consequences arising under any state, local or foreign tax laws, non-income tax laws, or under any tax treaty. This discussion is based on the Internal Revenue Code of 1986, as amended, which is referred to as the "Code," Treasury regulations promulgated thereunder, judicial decisions, and published rulings and procedures of the Internal Revenue Service, which is referred to as the "IRS," all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those described below. No ruling from the IRS nor any opinion of counsel has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

        This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder's particular circumstances. This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code and does not address any considerations that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, expatriates and certain former citizens or long-term residents of the U.S., entities treated as partnerships or otherwise as pass-through entities for U.S. federal income tax purposes, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, "S corporations," regulated investment companies, real estate investment trusts, persons who acquired Shares through the exercise of stock options or in other compensatory arrangements, persons who exercise appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL"), persons whose functional currency is not the U.S. dollar, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their Shares, tax-exempt organizations, tax-qualified retirement plans, governments or agencies or instrumentalities thereof, persons subject to the alternative minimum tax, persons who are eligible to treat their Shares as "qualified small business stock," and persons holding Shares as part of straddle, hedge, wash sale, constructive sale or conversion transaction or other integrated investment. The tax treatment of a partnership and each partner thereof will generally depend on the status and activities of the partnership and such partner. Accordingly, partnerships and other pass-through entities, and persons holding Shares through such entities, should consult with their own tax advisors regarding the consequences of a disposition of Shares in the Offer or pursuant to the Merger.

        WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

        As used in this discussion, a "U.S. holder" is any beneficial owner of Shares that is treated for U.S. federal income tax purposes as:

  •
  an individual citizen or resident of the U.S.;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any State thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (1) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

        A "non-U.S. holder" is any beneficial owner of Shares (other than an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a U.S. holder.

  U.S. Holders

        Effect of the Offer and the Merger.    The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder's adjusted tax basis in the Shares disposed of in the Offer or the Merger. Any such capital gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year as of the date of disposition. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

        Information Reporting and Backup Withholding.    Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such U.S. holder is a U.S. person, the taxpayer identification number provided is correct, and such U.S. holder is not subject to backup withholding. Certain U.S. holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

  Non-U.S. Holders

        Effect of the Offer and the Merger.    A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the receipt of cash for Shares in the Offer or the Merger unless:

  •
  the non-U.S. holder is an individual who was present in the U.S. for 183 days or more during the taxable year of the disposition and certain other conditions are met;

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S., and, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.; or

  •
  the Company is or has been a U.S. real property holding corporation, which is referred to as a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date that the non-U.S. holder disposes of the Shares or the period that the non-U.S. holder held the Shares.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the U.S. Gain described in the second bullet point recognized by non-U.S. holders that are foreign corporations also may be subject to a branch profits tax at a 30% rate. With respect to the third bullet point, in general, a corporation is a USRPHC if the fair market value of its "United States real property interests" (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that the Company does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event the Company constitutes a USRPHC, any gain recognized on the receipt of cash in exchange for Shares in the Offer or the Merger generally will be subject to U.S. federal income tax only if the non-U.S. holder held (actually or constructively) more than 5% of the Shares during the shorter of the two periods described in the third bullet point. In the case of a non-U.S. holder that has held (actually or constructively) more than 5% of the Shares during the shorter of the two periods described in the third bullet point, gain described in the third bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the U.S. (and, in the case of a non-U.S. holder that is foreign corporation, also may be subject to a branch profits tax at a 30% rate). In addition, in the case of such a non-U.S. holder, the gross proceeds from a disposition of Shares in the Company, if the Company is a USRPHC, generally will be subject to a 10% withholding tax, which may be claimed by the non-U.S. holder as a credit against the non-U.S. holder's federal income tax liability. Non-U.S. holders should consult any income tax treaties applicable to them, as those treaties may provide for different rules.

        Information Reporting and Backup Withholding.    Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the non-U.S. holder's non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.     Price Range of Shares; Dividends on the Shares.

        The Shares currently trade on the Nasdaq Stock Market ("NASDAQ") under the symbol "CRYO". The following table sets forth the high and low intraday sales prices per Share for the periods indicated, as reported on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2006:
First Quarter	5.99	2.10
Second Quarter	3.35	1.28
Third Quarter	3.44	1.25
Fourth Quarter	3.50	1.40
Fiscal Year Ended December 31, 2007:
First Quarter	7.35	2.41
Second Quarter	7.20	5.46
Third Quarter	5.93	3.00
Fourth Quarter	4.58	2.79
Fiscal Year Ending December 31, 2008:
First Quarter	3.39	1.50
Second Quarter (through April 28, 2008)	1.82	0.95

        On April 15, 2008, the last full day of trading before the public announcement by the Company of its execution of an agreement with BSS for the acquisition of the Company by Offeror at a price of $1.35 net per share, the closing price of the Company common stock reported was $1.13 per share. On April 28, 2008, the last full day of trading before the commencement of our tender offer, the closing price of the Company common stock reported was $1.33 per Share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the

Company, including the materials referred to in Section 8—"Certain Information Concerning the Company" of this Offer to Purchase.

        It is the Company's policy not to pay dividends but, instead, to retain earnings to finance future growth. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock.

7.     Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations.

        Possible Effects of the Offer on the Market for the Shares.    If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights, if any) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Offeror. Offeror cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

        Stock Quotation.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ's published guidelines, the Shares would not meet the criteria for continued inclusion in NASDAQ if, among other things, the number of publicly held Shares were fewer than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two (2) market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on NASDAQ will be discontinued. In the event the Shares were no longer quoted on NASDAQ, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and others factors.

        On March 26, 2008, the Company received a letter from NASDAQ which indicated that, based on its stockholders' equity of $6,346,000 disclosed in the Company's Form 10-K for the period ended December 31, 2007, the Company does not comply with the minimum $10,000,000 stockholders' equity requirement for continued listing on NASDAQ set forth in NASDAQ Marketplace Rule 4450(a)(3). The NASDAQ staff asked the Company to provide a specific plan to achieve and sustain compliance with all of the NASDAQ listing requirements by April 10, 2008. On April 10, 2008, the Company formally responded to the NASDAQ request. The Company has also sent a copy of the Merger Agreement to the NASDAQ staff as part of the NASDAQ staff's ongoing review of the Company's eligibility for continued listing on NASDAQ.

        Registration under the Exchange Act.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders' meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or NASDAQ reporting.

        Offeror intends to cause the Company to apply for delisting of the Shares from the NASDAQ and termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.     Certain Information Concerning the Company.

        Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company's public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Parent, BSS nor Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Parent, BSS nor Offeror assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Parent, BSS or Offeror.

        General.    The Company is a Delaware corporation with its principal executive offices located at 9717 Pacific Heights Boulevard, San Diego, California 92121. The telephone number of the Company is (858) 909-2200. The Company is a developer and a manufacturer of a minimally invasive system based on its proprietary cryoablation technology for the treatment of cardiac arrhythmias.

        Available Information.    The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC, the last one having been filed on April 18, 2007. Such information is also available in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the SEC on April 29, 2008. Such reports, proxy statements, and other information are available for inspection at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information are obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.     Certain Information Concerning Offeror, BSS and Parent.

        Parent is a Delaware corporation incorporated on June 22, 1979, with principal executive offices at Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760. The telephone number of Parent's principal executive offices is (508) 650-8000. Parent is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, cardiac rhythm management, peripheral interventions, electrophysiology, neurovascular intervention, endoscopy, urology, gynecology and neuromodulation.

        BSS is a Minnesota corporation incorporated on October 2, 1972, with principal executive offices at Two Scimed Place, Maple Grove, Minnesota, 55311. The telephone number of its principal executive offices is (763) 494-1700. BSS is a wholly-owned subsidiary of Parent and a developer and manufacturer of medical devices that are used in a broad range of interventional medical specialties.

        Offeror is a Delaware corporation incorporated on April 10, 2008, with principal executive offices at c/o Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760. The telephone number of its principal executive offices is (508) 650-8000. To date, Offeror has engaged in no activities other than those incident to its formation and the commencement of the Offer. Offeror is a wholly-owned subsidiary of BSS.

        The name, business address, current principal occupation or employment, five (5) year material employment history and citizenship of each director and executive officer of Offeror, BSS and Parent and certain other information are set forth on Annex I hereto. None of Offeror, BSS or Parent or, to the knowledge of such corporations, any of the persons listed on Annex I hereto, has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        Except as provided in the Merger Agreement and the Stockholders Agreement and as otherwise described in this Offer to Purchase or Annex I to this Offer to Purchase: (i) neither Parent, BSS, Offeror nor, to Parent's, BSS' and Offeror's knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Parent, BSS, Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither Parent, BSS, Offeror nor, to Parent's, BSS' and Offeror's knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither Parent, BSS, Offeror nor, to Parent's, BSS' and Offeror's knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two (2) years before the date of this Offer to Purchase, there have been no transactions between Parent, BSS, Offeror, their subsidiaries or, to Parent's, BSS' and Offeror's knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two (2) years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, BSS, Offeror, their subsidiaries or, to Parent's, BSS' and Offeror's knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

        Additional Information.    Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Parent. Such reports, proxy statements and other information are available on Parent's website (www.bostonscientific.com) or for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 8—"Certain Information Concerning the Company" of this Offer to Purchase.

10.   Source and Amount of Funds.

        The Offeror estimates that it will need approximately $17.6 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options), plus the amount of any related fees and expenses. Parent will provide the Offeror with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent's or the Offeror's ability to finance the purchase of Shares pursuant to the Offer.

        The Offeror does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

  •
  the Offer is being made for all outstanding Shares not owned by BSS solely for cash;

  •
  the Offeror, through Parent, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Parent's financial capacity in relation to the amount of consideration payable;

  •
  the Offer is not subject to any financing condition; and

  •
  if the Offeror consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

11.   Background of Offer; Past Contacts or Negotiations with the Company.

        The information set forth below regarding the Company was provided by the Company and neither Offeror nor Parent takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

Background of the Transaction

        On June 28, 2007, the Company entered into the License Agreement, the Common Stock Purchase Agreement and the Registration Rights Agreement (each as defined below under Section 13 to this Offer to Purchase—"The Transaction Documents").

        On August 16, 2007, Parent opted to base its console development program under the License Agreement on the Company's existing console.

        On August 17, 2007, Dr. Edward F. Brennan, the Company's President and Chief Executive Officer, and Gregory J. Tibbitts, the Company's Chief Financial Officer and Vice President, Finance, met with David McGee, Vice President of Marketing for Parent, to discuss the Company's product line as part of discussions about a possible marketing and distribution agreement between the companies.

        On September 24, 2007, at a special meeting of the Board of Directors of the Company, the Board of Directors of the Company authorized the Company's management to formally engage Lazard Freres & Co. ("Lazard") LLC to assist the Company with, and advise the Company on, a potential sale, merger, financing or strategic alternative transaction involving the Company. The Company finalized the terms of Lazard's engagement and an engagement letter was executed on October 19, 2007.

        On October 16, 2007, the Company signed a confidentiality agreement with Parent.

        On November 7, 2007, Dr. Brennan, Mr. Tibbitts and representatives from Baker & McKenzie, the Company's outside intellectual property counsel, met with representatives of Parent, first at the offices of Baker & McKenzie and then at the Company's San Diego facility, to conduct diligence on the Company's intellectual property, complete a facility tour and respond to diligence questions.

        On November 14, 2007, representatives of Lazard distributed a process letter to Parent that indicated that a formal bid for a business combination would need to be submitted on December 6, 2007, at which point the Company would determine the next steps for diligence and the remainder of the diligence and bidding process.

        During the week of December 3, 2007, representatives of Parent contacted representatives of Lazard requesting additional time to submit a bid. As a result, the Company decided to permit Parent one additional week to submit a bid.

        On December 13, 2007, representatives of Parent notified representatives of Lazard that Parent would not submit a bid as part of the diligence and bidding process.

        On December 14, 2007, Dr. Brennan spoke with Joseph M. Fitzgerald, President of the Electrophysiology Division, of Parent regarding a significant expansion of the License Agreement and communicated the Company's interest in obtaining additional research funding as well as an equity or convertible debt investment.

        On December 15, 2007, Mr. Fitzgerald contacted Dr. Brennan and indicated that Parent was willing to consider making a convertible debt investment in the Company as well as providing the Company with milestone based research funding.

        On January 2, 2008, Dr. Brennan met with Wendelin Maners, Vice President, Strategy and Business Development, and Mr. Fitzgerald to discuss a potential convertible debt investment by Parent in the Company.

        On January 8, 2008, Dr. Brennan and Mr. Tibbitts met with Ms. Maners, and Jim Gilbert, Executive Vice President, Strategy and Business Development of Parent, to discuss an expansion of the License Agreement that would include Parent making an equity or convertible debt investment in the Company.

        On February 7, 2008, the Company and Parent agreed to a clarification letter to the License Agreement, clarifying certain milestones related to the original agreement, and clarifying when and under what circumstances the remaining additional payments would be made to the Company.

        On February 8, 2008, following a series of telephone calls related to the License Agreement and the possibility of significantly expanding that agreement, Dr. Brennan spoke with Mr. Fitzgerald and suggested that Parent consider acquiring the Company as an alternative to expanding or otherwise renegotiating the License Agreement.

        On February 22, 2008, Mr. Fitzgerald contacted Dr. Brennan and indicated that he had received internal approval to begin formal diligence on the Company in connection with a possible acquisition of the Company.

        On March 7, 2008, Mr. Fitzgerald contacted Dr. Brennan and indicated that Parent was interested in acquiring the Company at a valuation of $1.35 per Share.

        On March 12, 2008, representatives of Lazard spoke with Mr. Fitzgerald and Mr. Gilbert to discuss the offer and increasing the price per share offered. Mr. Gilbert indicated that Parent was not willing to offer additional consideration and stated that the offer reflected Parent's view of the inherent value of the Company.

        On March 20, 2008, Dr. Brennan called Mr. Fitzgerald and indicated that the Company wanted to continue acquisition discussions with Parent and told Mr. Fitzgerald that representatives of Lazard would contact Mr. Gilbert to discuss valuation matters.

        On March 25, 2008, representatives of Lazard spoke with Mr. Gilbert to discuss Parent's offer and increasing the offered price per share. Mr. Gilbert indicated that Parent was not willing to offer additional consideration.

        On March 26, 2008, Parent provided the Company with an acquisition term sheet, which contained terms which had been discussed periodically over the previous thirty (30) days. The term sheet proposed the acquisition of the Company by Parent in a cash tender offer and included an offer price of $1.35 per Share.

        On April 1, 2008, representatives of Lazard spoke with Mr. Gilbert to discuss Parent's offer and to attempt to increase the price per share offered. Mr. Gilbert indicated that Parent was not willing to offer additional consideration.

        On April 2, 2008, Parent provided an initial draft of the Merger Agreement to the Company.

        On April 3, 2008, the Company entered into an engagement letter with Houlihan Lokey.

        On April 8, 2008, the Board met to review the status of discussions with Parent, as well as to discuss the Company's financing prospects. The Board and the Company's management discussed certain features and potential risks involved with Parent's proposed transaction. The Board instructed the Company's management to continue discussions with Parent.

        On April 8, 2008, Cooley Godward Kronish LLP ("Cooley"), the Company's outside counsel, delivered preliminary written comments on the draft Merger Agreement, principally seeking enhanced certainty that Parent would be required to consummate the transaction and to provide the Board with greater flexibility to exercise its fiduciary duties and consider unsolicited competing proposals for the acquisition of the Company.

        On April 9, 2008, representatives of Lazard spoke to Mr. Gilbert to seek a higher price per share from Parent. Mr. Gilbert indicated that Parent was not willing to offer additional consideration.

        On April 9, 2008, Bingham McCutchen LLP ("Bingham"), outside counsel to Parent, and Cooley discussed Cooley's requested modifications to the draft Merger Agreement.

        On April 10, 2008, Bingham provided a revised version of the Merger Agreement to the Company and Cooley.

        From April 10, 2008 through April 15, 2008, representatives of Bingham and Cooley, in consultation with representatives of Parent and representatives of the Company, discussed further changes to the draft Merger Agreement and the terms of the draft Stockholders Agreement.

        On April 15, 2008, the Growth Investment Committee of Parent met to discuss the transaction. After discussion and deliberation, the Growth Investment Committee of Parent approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

        On April 15, 2008, the Company, Offeror and BSS executed the Merger Agreement. In addition, certain of the Company's stockholders, including certain officers, directors and stockholders affiliated with such directors, and comprising approximately 43% of the outstanding Shares, entered into a Stockholders Agreement with BSS and Offeror, whereby such stockholders agreed to tender and not to withdraw the Shares held by them in the Offer and to vote such shares in a manner favorable to the Offer and the Merger. The Stockholders Agreement terminates upon any termination of the Merger Agreement.

        On April 16, 2008, the Company and Parent issued a joint press release announcing the transaction.

12.   Purpose of the Offer; The Merger; Plans for the Company.

        Purpose.    The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Offeror to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Offeror and Parent intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become an indirect, wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

        Approval.    Under the DGCL, the approval of the board of directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The board of directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Parent intends to cause its nominees to the Company's board of directors to set the record date for the stockholder approval for a date promptly following the consummation of the Offer. If the Minimum Condition is satisfied, we believe Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

        Stockholder Meetings.    In the Merger Agreement, the Company has agreed, subject to certain exceptions, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its board of directors, has further agreed that if a stockholders' meeting is convened, the Company's board of directors will recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by BSS and Offeror or any of their respective affiliates, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

        Board Representation.    See Section 13—"The Transaction Documents" of this Offer to Purchase. Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that Parent will choose its designees to serve as directors of the Company following consummation of the Offer from the executive officers and directors of BSS and/or Offeror listed on Annex I to this Offer to Purchase. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company's conduct of its business and operations.

        Short-form Merger; Top-Up Option.    Under the DGCL, if Offeror acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Offeror will be able to approve the Merger without a vote of the Company's stockholders. In such event, Parent and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders' vote is required.

        The Merger Agreement also grants to Offeror an option (the "Top-Up Option") to acquire directly from the Company a number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned collectively by BSS and Offeror at the time of exercise of the Top-Up Option, constitutes 91% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. Pursuant to the Merger Agreement, as soon as practicable after acquiring Shares pursuant to the Offer (and, if applicable, the Top-Up Option), and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Offeror and the Company will effect the Merger.

        Rule 13e-3.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Offeror seeks to acquire the remaining Shares not held by it. Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

        Past Transactions.    On June 28, 2007, the Company entered into a Development and License Agreement (the "License Agreement") with Parent and BSS pursuant to which the Company may develop certain products and license to Parent intellectual property to permit Parent to commercialize certain products. The License Agreement provides for payments by Parent to the Company as consideration for the Company's performance of its development obligations and also provides for possible royalty payments by each party to the other party if certain elections are made. The Company currently conducts development activities under the agreement pursuant to a development plan that sets forth a description of items to be provided, including specifications and requirements.

        On June 28, 2007, in connection with the License Agreement, the Company entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") with BSS pursuant to which it sold to BSS an aggregate of 368,188 shares of its common stock for a total of $2,499,996.52 in an initial closing. The purchase price of each share of common stock sold in the initial closing, which occurred on June 28, 2007, was $6.79. The terms of the Common Stock Purchase Agreement provide for a second closing for the purchase of additional shares of the Company's common stock with an aggregate purchase price of $2,500,000 to occur within ten (10) business days after the date that certain milestones specified in the License Agreement are achieved at a per share purchase price to be determined at the time of such second closing, if any, based on the greater of (a) $2.53 and (b) the product of (i) the average closing sales price of the Company's common stock on NASDAQ for the 60 consecutive trading days prior to the second closing and (ii) 1.25.

        On June 28, 2007 and in connection with the Common Stock Purchase Agreement and the License Agreement, the Company entered into a registration rights agreement with BSS (the "Registration Rights Agreement") pursuant to which the Company agreed, subject to certain exceptions, to file to register for resale the shares of Common Stock sold in the initial closing under the Stock Purchase Agreement within 270 days of such closing. The agreement also obligates the Company to file to register for resale any shares of Common Stock sold in a second closing under the Common Stock Purchase Agreement, if such second closing occurs, within 135 days of such closing.

        The License Agreement was filed by the Company as an exhibit to its report on Form 10-Q filed with the SEC on August 10, 2007. The Common Stock Purchase Agreement and the Registration Rights Agreement were each filed by the Company as an exhibit to its report on Form 8-K filed with the SEC on June 29, 2007.

        Plans for the Company.    It is expected that, initially following the Merger, the business and operations of the Company will be integrated with the Electrophysiology Division of Parent. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management in order to determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes could include, among other things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization or management, including any changes necessary to integrate the Company into the Electrophysiology Division of Parent. Subject to such further review, the Parent presently expects (i) that research and development activities under the License Agreement will continue after the Merger substantially as they are currently being conducted, (ii) to evaluate further the scale and extent of continued commercialization and development of the Company's atrial flutter product, (iii) to evaluate the full data set from the Atrial Fibrillation U.S. Pivotal study and (iv) to assess the impact of a reduction in force, which, pursuant to the terms of the Merger Agreement, the Company has agreed to effect within twenty (20) days following the date of the Merger Agreement as discussed in the Company's report on Form 8-K filed with the SEC on April 16, 2008.

        Extraordinary Corporate Transactions.    Except as described above or elsewhere in this Offer to Purchase, Parent and Offeror have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company board of directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

13.   The Transaction Documents.

Merger Agreement

        The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to Parent's Schedule 13D filed on April 25, 2008. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

        Commencement.    The Merger Agreement provides for the commencement of the Offer not later than ten (10) business days after the execution of the Merger Agreement, provided that the Merger Agreement has not been terminated in accordance with its terms.

        Merger.    The Merger Agreement provides that after the purchase of the Shares pursuant to the Offer, as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the DGCL, and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, Offeror will be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger.

        Vote Required to Approve Merger.    See Section 12—"Purpose of the Offer; The Merger; Plans for the Company" of this Offer to Purchase.

        Top-Up Option.    Pursuant to the Merger Agreement, the Company has granted to BSS and Offeror an option (the "Top-Up Option") to purchase that number of newly issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned collectively by BSS and Offeror at the time of exercise of the Top-Up Option, constitutes 91% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option.

        The Top-Up Option may be exercised by BSS or Offeror in whole or in part, at any time at or after the Acceptance Time, in its sole discretion. The aggregate purchase price payable for the Shares being purchased by BSS or Offeror pursuant to the Top-Up Option will be determined by multiplying the number of such shares by the Offer Price. Such purchase price may be paid by BSS or Offeror, at its election, (i) in cash, (ii) by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price or (iii) any combination thereof. Any such promissory note will bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

        Conversion of Securities.    At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than (i) shares owned by BSS, Offeror or any of their respective subsidiaries or (ii) any Shares that are held by stockholders who have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted automatically into, subject to the terms and conditions of the Merger Agreement, the right to receive cash in an amount equal to the Offer Price, without interest thereon (the "Merger Consideration"), subject to reduction only for any backup withholding or other taxes required by applicable law to be withheld by the Company or Offeror on behalf of such stockholder.

  Treatment of Options.

          (a)   Upon and subject to the conditions set forth in the Merger Agreement, prior to, and effective as of, the Effective Time, the Company will accelerate the vesting of each option to purchase shares of common stock then outstanding (each, a "Company Option"). Each Company Option outstanding and unexercised immediately prior to the Effective Time with an exercise price per share less than the Merger Consideration (each such Company Option, a "Cashed Out Option") will, at the Effective Time, entitle the holder thereof to receive from the Offeror as soon as practicable following the Effective Time, an amount in cash, without interest, equal to the excess, if any, of (x) the Merger Consideration over (y) the per share exercise or "strike" price of such Company Option, multiplied by the number of Shares subject to such Company Option immediately prior to the Effective Time. For the purpose of clarity, any unexercised Company

  Stock Option with a per share exercise price equal to or greater than the Merger Consideration will be canceled without payment.

          (b)   Upon and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each Share received upon the early exercise of a Company Option (each, an "Option Share") that is outstanding and unvested immediately prior to the Effective Time will automatically vest, and the Company's repurchase right with respect to each Option Share will lapse, and at the Effective Time the holder of each Option Share will be entitled to receive the Merger Consideration with respect to each such Option Share.

          (c)   Upon and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each Share granted subject to vesting or other lapse restrictions pursuant to any Company equity incentive plan (each, a "Restricted Share"), that is outstanding and subject to such restrictions immediately prior to the Effective Time will automatically vest, and the Company's reacquisition right with respect to each Restricted Share will lapse, and at the Effective Time the holder thereof will be entitled to receive the Merger Consideration with respect to each such Restricted Share.

          (d)   The Company has agreed in the Merger Agreement to take, prior to, and effective as of, the Effective Time, all necessary action to terminate the Company's 2000 Stock Option Plan, 2005 Equity Incentive Plan and 2005 Non-Employee Directors' Stock Option Plan, and to take any and all actions with respect to the 2005 Employee Stock Purchase Plan (the "ESPP") as are necessary to provide that, (i) subject to consummation of the Merger, the ESPP will terminate, effective immediately before the Effective Time (the "ESPP Termination Date"); and (ii) if the Offering Period(s) (as defined in the ESPP) in effect as of the date of the Merger Agreement terminate(s) prior to the ESPP Termination Date, the ESPP will be suspended and no new offering will be commenced under the ESPP unless the Merger Agreement will have terminated prior to the consummation of the Merger. If such offering(s) is/are still in effect on the ESPP Termination Date, then on the ESPP Termination Date, each purchase right under the ESPP (a "Purchase Right") as of the ESPP Termination Date will be automatically exercised by applying the payroll deductions of each participant in the ESPP for such Offering(s) to the purchase of a number of whole Shares (subject to the provisions of the ESPP regarding the number of shares purchasable) at an exercise price per Share equal to 85% of the lesser of $1.97 or the Merger Consideration, which number of shares will then be canceled and converted into the right to receive the Merger Consideration. Any excess payroll deductions not used as a result of ESPP share limitations will be distributed to each participant without interest. If a fractional number of Shares results, then such number will be rounded down to the next whole number, and the excess payroll deductions will be distributed to the applicable participant without interest.

        Conditions to Obligations of All Parties to Merger Agreement.    The obligations of each of the parties to effect the Merger are subject to the following conditions:

          (a)   If approval of the Merger Agreement by the Company stockholders is required by Delaware law, the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a class (the "Requisite Stockholder Vote") will have been obtained;

          (b)   No governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by the Offeror or BSS or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement; provided, however, that prior to invoking this provision, each party to the Merger Agreement must use its commercially reasonable efforts to have any such injunction or order lifted; and

          (c)   The first time at which Offeror accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the "Acceptance Time") must have occurred.

        Conditions to Obligations of Offeror.    See Section 15—"Certain Conditions to Offeror's Obligations" of this Offer to Purchase.

        Schedule 14D-9.    The Merger Agreement provides that the Company will (i) file with the SEC, as promptly as practicable on the date of the filing (and to the extent reasonably practicable concurrently therewith) by Parent and Offeror of the Tender Offer Statement on Schedule TO ((together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Offer, this Offer to Purchase, and forms of the letter of transmittal and summary advertisement, if any, in respect of the Offer (together with any supplements or amendments thereto, the "Offer Documents")), a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-9") and (ii) cause the Schedule 14D-9 to be mailed to the stockholders of the Company, together with the Offer Documents, as promptly as practicable after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act). The Company will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other applicable legal requirements.

        Board of Directors.    Promptly following the Acceptance Time, and from time to time thereafter, Offeror will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Offeror representation on the Board of Directors of the Company equal to the product of the total number of authorized directors on the Board of Directors of the Company multiplied by the percentage that the aggregate number of Shares beneficially owned by Offeror, BSS or any other affiliate of Offeror or BSS bears to the total number of Shares then outstanding on a fully diluted "as-converted" basis, and the Company will, at such time, upon the written request of Offeror, promptly take all actions necessary to cause Offeror's designees to be elected as directors of the Company, including increasing the size of the Board of Directors of the Company, if necessary, or securing director resignations (the moment of such election being the "Appointment Time"); provided, however, that in no event will Offeror be entitled to designate any directors to serve on the Board of Directors of the Company unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares. Following the Appointment Time, the Company will use its commercially reasonable efforts, consistent with applicable NASDAQ and SEC rules and regulations, to cause persons designated by Offeror to constitute the same percentage as persons designated by Offeror to constitute the board of (i) each committee of the Board of Directors of the Company, (ii) each board of directors of each subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, in the event that Offeror's designees are so elected to the Board of Directors of the Company, until the Effective Time, such board will have at least two (2) directors who are directors of Company on or prior to the date of the Merger Agreement and who are not affiliates, representatives or designees of BSS or Offeror (the "Continuing Directors") and, provided further that, in such event, if the number of Continuing Directors will be reduced below two (2) for any reason whatsoever, the remaining Continuing Director will designate a person to fill such vacancy who will be deemed to be a Continuing Director for all purposes of this Agreement or, if no Continuing Directors then remain, the other directors of the Board of Directors of the Company will designate two (2) persons to fill such vacancies who will not be affiliates, representatives or designees of BSS or Offeror, and such persons will be deemed to be Continuing Directors for all purposes of the Merger Agreement.

        Representations and Warranties.    The Merger Agreement contains various customary representations and warranties, from both Parent and Offeror as well as the Company.

        Conduct of Company's Business Pending Merger.    As mentioned above, the Company has agreed to conduct a reduction in force of certain employees within twenty (20) days following the date of the Merger Agreement. Moreover, except as set forth in the Merger Agreement, the Company covenanted and agreed that, during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement in accordance with its terms and the Acceptance Time (the "Pre-Closing Period"), unless Parent will otherwise consent in writing in advance, the business of the Company and of its subsidiaries will be conducted only in the ordinary course of business consistent with past practice and the Company and each of its subsidiaries will use commercially reasonable efforts consistent with any other obligations under the Merger Agreement to preserve substantially intact the business organization of the Company and of its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and of its subsidiaries and to preserve the current relationships of the Company and of its subsidiaries with customers, suppliers and other persons with which the Company has significant business relations. Without limiting the foregoing, except as expressly contemplated by the Merger Agreement, the Company and each of its subsidiaries may not do any of the following during the Pre-Closing Period without the prior written consent of BSS, which consent may be withheld by BSS for any reason or no reason, in its sole discretion:

          (a)   amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

          (b)   issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any subsidiary of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any subsidiary of the Company (except for the securities issuable pursuant to Company Options or warrants existing as of the date of the Merger Agreement) or (ii) any assets of the Company or any subsidiary of the Company, except, in the case of this clause (ii), in the ordinary course of business and in a manner consistent with past practice;

          (c)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned subsidiary of the Company to the Company or any other subsidiary of the Company;

          (d)   reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e)   (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets; (iii) enter into any contract or agreement that would be a Material Contract (as defined in the Merger Agreement); (iv) enter into any distribution or manufacturing contract or agreement, other than contracts or agreements (including intellectual property contracts) entered into in the ordinary course of business and consistent with past practice; (v) authorize, or make any commitment with respect to, any capital expenditure in any manner not reflected in the capital budget of the Company attached as a schedule to the Merger Agreement; or (vi) enter into or amend any contract, agreement, commitment or binding arrangement with respect to any matter set forth in this paragraph (e);

          (f)    take any action that would have the effect, directly or indirectly, of causing the aggregate amount of cash and cash equivalents (as such term is defined under generally accepted accounting principles calculated after giving effect to the payment of all Company Expenses (as defined below) and after deducting the amount of any Overdue Payables (as defined below), but before deducting the cost of the tail policy referred to in Section 7.06(b) of the Merger Agreement) held by the Company and the Subsidiaries on a consolidated basis to be less than the Minimum Cash Amount (as defined below) on a consolidated basis as of immediately prior to the Acceptance Time;

          (g)   increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice in salaries, wages, bonuses or incentives of employees of the Company or any subsidiary of the Company who are not directors or officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any subsidiary of the Company, or establish, adopt, enter into or amend, any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee (including any such arrangements entered into in connection with or in anticipation of the transactions contemplated by the Merger Agreement);

          (h)   change any of the accounting methods used by it unless required by generally accepted accounting principles;

          (i)    make any tax election other than immaterial tax elections in the ordinary course consistent with past practice or settle or compromise any United States federal, state, local or non-United States material income tax liability;

          (j)    pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such liabilities in the ordinary course of business and consistent with past practice (provided that the consent of BSS to any of the actions set forth in this paragraph (j) shall not be unreasonably withheld, delayed or conditioned);

          (k)   amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company's or its subsidiary 's material rights thereunder, other than in the ordinary course of business and consistent with past practice;

          (l)    commence, settle, or enter default in any Action (as defined below);

          (m)  fail to pay, discharge or satisfy any material claim, liability or obligation in accordance with the ordinary course of business of the Company, consistent with past practice (provided that the consent of BSS to any of the actions set forth in this paragraph (m) shall not be unreasonably withheld, delayed or conditioned);

          (n)   enter into any contractual obligation involving liabilities of the Company in any individual circumstance greater than $100,000;

          (o)   transfer any rights to Company Owned Intellectual Property (as defined below) or Company Licensed Intellectual Property (as defined below) to any third party, by assignment, license (except licenses entered into in the ordinary course of business consistent with past practice) or otherwise; or

          (p)   make a binding commitment to do any of the foregoing.

        Under the Merger Agreement, "Action" means any claim, action or suit (whether in contract or tort or otherwise), arbitration, inquiry, proceeding (including ex parte, inter partes or other post-grant patent proceedings), mediation, litigation (whether at law or in equity, whether civil or criminal), hearing, charge, complaint or governmental authority investigation.

        Under the Merger Agreement, "Company Expenses" means any and all out-of-pocket fees, expenses and other charges of any legal counsel, financial advisors, accountants and other third party professionals, or any financial printers, incurred by Company (or for which Company otherwise is responsible) in connection with the Merger Agreement or the transactions contemplated thereby, excluding any such reasonable fees, expenses and other charges incurred by the Company in defending any legal action against the Company (or any member or members of the Board of Directors of the Company to the extent the Company has indemnified such member or members with respect to any such action) by any stockholder of the Company in connection with the transactions contemplated by the Merger Agreement.

        Under the Merger Agreement, "Company Licensed Intellectual Property" means all (i) licenses of Intellectual Property (as defined below) and Company Software (as defined below) to the Company by any third party, and (ii) licenses of Intellectual Property and Company Software by the Company to any third party.

        Under the Merger Agreement, "Company Owned Intellectual Property" means all Intellectual Property owned by the Company.

        Under the Merger Agreement, "Company Software" means all Software that is (i) material to the conduct of the business of the Company, or (ii) manufactured, distributed, sold, licensed or marketed by the Company.

        Under the Merger Agreement, "Intellectual Property" means all: (i) United States, international, and non-United States patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof in any country, and further including rights acquired at common law by use or otherwise in any country, (iii) copyrights, including registrations and applications for registration thereof in any country, and further including rights acquired by virtue of creation of any subject matter eligible for copyright protection by treaty or otherwise in any country, (iv) Software, (v) customer lists, confidential marketing and customer information, and (vi) other confidential and proprietary information, including inventions, improvements, discoveries, conceptions, algorithms, integrated circuits, ideas, techniques, processes, designs, products, developments, specifications, methods, drawings, diagrams, tooling, models, data, data analysis, data interpretation, written reports, Know-How (as defined below), Trade Secrets (as defined below) and documentation (including invention disclosures and laboratory notebooks) whether patentable or non-patentable.

        Under the Merger Agreement, "Know-How" means all factual knowledge and information that gives a person the ability to produce or market something that it otherwise would not have known how to produce or market with the same accuracy or precision, including all formulae, algorithms, processes, procedures, writings, data, protocols, techniques, proposals, designs, ideas, concepts, strategic, research and development information and related documentation.

        Under the Merger Agreement, "Overdue Payables" means the aggregate amount of all accounts payable and similar payment obligations of the Company that, on the date of calculation, have not been satisfied by the Company within thirty days of the date of the relevant invoice in the case of all invoices other than those delivered by Baker & McKenzie LLP, or McAndrews, Held & Malloy Ltd. in connection with the Actions between the Company and CryoCath Technologies, or within sixty days from the date of the relevant invoice in the case of any such invoices from Baker & McKenzie LLP, or McAndrews, Held & Malloy Ltd.

        Under the Merger Agreement, "Minimum Cash Amount" means (i) if the Acceptance Time occurs on or prior to May 31, 2008, an amount equal to $1,900,000, or (ii) if the Acceptance Time occurs after May 31, 2008 but on or prior to June 15, 2008, an amount equal to $720,000.

        Under the Merger Agreement, "Software" means computer software, programs and databases in any form, including internet web sites, web site content, member or user lists and information associated therewith and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements, and modifications thereof, and all related documentation, developer notes, comments and annotations.

        Under the Merger Agreement, "Trade Secret" means any Know-How or other information that generally facilitates the production, manufacturing, marketing, or sale of products or services, increases revenues, or provides an advantage over the competition, is not generally known, and is the subject of reasonable efforts to maintain its confidentiality.

        Nonsolicitation Obligations; Change in Board Recommendation.    The Company and its subsidiaries have agreed to cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal (as defined below).

          (a)   Neither the Company nor any subsidiary of the Company may, directly or indirectly, through any officer, director, employee, representative, agent (collectively, "Representatives") or otherwise, (i) solicit, initiate or take any action intended to encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations with a third party regarding, or furnish to any person, any nonpublic information with respect to, or take any action intended to facilitate or encourage any Acquisition Proposal. The Company will, and will direct or cause its Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal.

          (b)   Notwithstanding the first sentence of the immediately preceding paragraph (a) above, the Company may participate in any discussions or negotiations with a third party regarding, or furnish to any person, any nonpublic information with respect to, or take any action intended to facilitate or encourage any Acquisition Proposal or proposal that could reasonably be expected to lead to an Acquisition Proposal by such person if (i) the Company has not otherwise violated the terms of the Merger Agreement in any manner that has led to the making of such Acquisition Proposal or other proposal, (ii) the Board of Directors of the Company determines in good faith that such Acquisition Proposal or other proposal could reasonably be expected to lead to a Superior Proposal (as defined below) and, after consultation with outside legal counsel, that the failure to take such action would create a material risk of a breach by the Board of Directors of the Company of its fiduciary duties to the Company's stockholders under applicable law, (iii) such person executes, prior to receipt of any of such information, a confidentiality agreement containing terms with respect to confidentiality no less favorable to the Company than those contained in the Confidentiality Agreement (as defined below), (iv) the Company provides reasonable notice to BSS that it is furnishing information to, or entering into discussions or negotiations with, such person and provides in any such notice to BSS in reasonable detail the identity of the person making such Acquisition Proposal or other proposal and the terms and conditions of such Acquisition Proposal or other proposal, and (v) the Company promptly makes available to BSS or Parent's legal counsel copies of any nonpublic information provided to such person that has not previously been furnished or otherwise made available to BSS or BSS' legal counsel.

          (c)   Except as set forth in this paragraph (c), neither the Board of Directors of the Company nor any committee thereof shall (i) withhold, withdraw, amend, change or modify, in a manner adverse to BSS or Offeror, the approval or recommendation by the Board of Directors of the

  Company or any such committee of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement, (ii) approve or recommend, any Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of the Company or a committee thereof will be permitted to take any of the actions described in clause (i) of the first sentence of this paragraph (c) to the extent that the Board or a committee thereof determines in good faith, after consultation with outside legal counsel, that the failure to take such action would create a material risk of a breach by the Board of its fiduciary duties to the Company's stockholders. Further, notwithstanding the foregoing, the Board of Directors of the Company or a committee thereof will be permitted to take any of the actions described in clauses (ii) and (iii) of the first sentence of this paragraph (c), and will be permitted to terminate this Agreement and in connection therewith enter into an agreement with respect to such Superior Proposal, if (y) the Company has received an Acquisition Proposal that the Board of Directors of the Company or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal and (z) no such action is taken earlier than the third (3rd) business day following BSS' receipt of written notice of the intention of the Board of Directors of the Company or a committee thereof to do so.

          (d)   The Company must promptly advise BSS in writing (within two (2) business days) after receipt by the Company of (i) any Acquisition Proposal or any request for information received by the Company with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and (ii) any material changes in any such Acquisition Proposal or request after receipt of such changes by the Company.

          (e)   Nothing contained in the Merger Agreement will prohibit the Company or the Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, from making any disclosure to the Company's stockholders of the receipt of an Acquisition Proposal that the Board of Directors of the Company or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal, or from furnishing a copy or excerpts of this Agreement to any third party (or such third party's Representatives) that makes any Acquisition Proposal or that makes any inquiry that could lead to an Acquisition Proposal.

          (f)    The Company has agreed, except as determined by the Board of Directors of the Company as being required by the Board's fiduciary duties under applicable law after consultation with outside legal counsel, not to release any third party from, or waive any provision of, any standstill agreement or any material provision of any confidentiality agreement to which the Company is a party relating to an Acquisition Proposal.

        Under the Merger Agreement, "Acquisition Proposal" means any proposal or offer from any person other than BSS, Offeror or any of their respective affiliates contemplating: (i) any direct or indirect acquisition by such person of (A) all or a significant portion of the assets of the Company or (B) over 19.9% of the outstanding equity securities of the Company, other than the transactions contemplated by the Merger Agreement; (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any person or any "group", within the meaning of Section 13(d) of the Exchange Act, other than BSS, Offeror or any of their respective affiliates, beneficially owning 19.9% or more of the outstanding equity securities of the Company, other than the Offer; or (iii) any merger, consolidation, business combination, license or sale of all or a significant portion of the assets of the Company, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the Transactions.

        Under the Merger Agreement, "Confidentiality Agreement" means that certain Confidentiality Agreement, dated October 16, 2007, between Parent and the Company.

        Under the Merger Agreement, "Superior Proposal" means any bona fide written Acquisition Proposal for greater than 50% of the outstanding Shares or all or substantially all of the assets of the Company on terms that the Board determines in good faith (after consultation with its outside legal counsel and its financial advisor) are more favorable to the Company's stockholders than the Offer and the Merger.

        Termination.    The Merger Agreement may be terminated and the Merger and the Offer may be abandoned, notwithstanding any requisite adoption of the Merger Agreement by the stockholders of the Company:

          (a)   at any time prior to the Acceptance Time, by mutual written consent of each of BSS and the Company duly authorized by the Boards of Directors or appropriate committees of BSS and the Company; or

          (b)   at any time prior to the Acceptance Time, by either BSS, Offeror or the Company if (i) the Acceptance Time has not occurred on or before June 15, 2008; provided, however, that the right to terminate the Merger Agreement under this clause (i) will not be available to any party whose (or whose affiliate's) failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before such date, or (ii) any governmental authority will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) and remaining in effect which has become final and non-appealable and has the effect of making the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger; provided, however, that the right to terminate the Merger Agreement under this clause (ii) will not be available to any party whose (or whose affiliate's) failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entering of such injunction, order, decree or ruling; or

          (c)   at any time prior to the Acceptance Time, by BSS if, whether or not permitted to do so, the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to BSS or Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal or the Company shall have entered into any definitive agreement with respect to any Acquisition Proposal, including a Superior Proposal entered into in accordance with the terms of the Merger Agreement; or

          (d)   at any time prior to the Acceptance Time, by the Company, if Offeror will have, in breach of the terms of the Merger Agreement, failed to commence the Offer within ten (10) business days following the date of the Merger Agreement or terminated the Offer without having accepted any Shares for payment thereunder, unless such action or inaction under will have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement, in which case the Company may not terminate this Agreement on the basis of such action or inaction; or

          (e)   at any time prior to the Acceptance Time, by the Company, in connection with entering into a definitive agreement with respect to a Superior Proposal as permitted by the terms of the Merger Agreement, provided, that (A) the Company has not violated the terms of the Merger Agreement in any manner that has led to the making of the Superior Proposal to which such definitive agreement relates, and (B) the Company shall make simultaneous payment to BSS of the Termination Fee (as defined below).

        In the event of the termination of the Merger Agreement pursuant to any of the foregoing paragraphs (a) through (e), the Merger Agreement will immediately become void, and there will be no liability on the part of any party thereto, except (i) for payment of the Termination Fee, as applicable, and (ii) nothing in the Merger Agreement shall relieve any party from liability for any willful breach of a covenant contained in the Merger Agreement prior to the date of such termination; provided, however, that the Confidentiality Agreement shall survive any termination of the Merger Agreement.

        Expenses; Termination Fee.    Except for the Termination Fee described below, and as expressly contemplated by the Merger Agreement, whether or not the Merger is consummated, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

        Under the Merger Agreement, the Company has agreed to pay to BSS a fee equal to $700,000 (the "Termination Fee") if the Merger Agreement is:

          (a)   terminated by BSS pursuant to paragraph (c) of subsection "Termination" above or terminated by the Company pursuant to paragraph (e) of subsection "Termination" above; or

          (b)   terminated by either the Company or BSS pursuant to paragraph (b)(i) of subsection "Termination" above and within nine (9) months of such termination the Company consummates any Acquisition Proposal with any party with whom the Company had solicited, initiated or otherwise encouraged, participated in any discussions or negotiations regarding, or furnished any information with respect to, such Acquisition Proposal during the period beginning on the date of the Merger Agreement and ending on the termination of the Merger Agreement.

        Any Termination Fee must be paid by wire transfer of same day funds to an account designated by BSS within two (2) business days after a demand for payment by BSS following termination of the Merger Agreement, provided that in the event of a termination of this Agreement under paragraph (e) of subsection "Termination" above, the Termination Fee shall be paid as therein provided as a condition to the effectiveness of such termination.

Stockholders Agreement

        The following is a summary of the material provisions of the Stockholders Agreement, a copy of which has been filed as an exhibit to Parent's Schedule 13D filed on April 25, 2008. This summary is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated by reference herein.

        Tender of Shares.    Pursuant to the Stockholders Agreement, each Supporting Stockholder agrees to tender, pursuant to and in accordance with the terms of the Offer, and not withdraw (except following the termination of the Offer in accordance with its terms), all of such Supporting Stockholder's Shares, together with any Shares subsequently acquired by such Supporting Stockholder after the date of the Stockholders Agreement and prior to the Acceptance Time.

        Voting Agreement.    Each Supporting Stockholder agrees that, from and after the date thereof and until the earlier to occur of the Acceptance Time and the termination of the Stockholders Agreement, at any meeting of the stockholders of the Company, however called, and in any action by consent or otherwise of the stockholders of the Company, such Supporting Stockholder will vote (or cause to be voted) such Supporting Stockholder's Shares (i) in favor of the adoption of the Merger Agreement and the approval of the Merger; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of such Supporting Stockholder contained in the Stockholders Agreement; and (iii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal) that could be reasonably be expected to result in any of the conditions to the Company's obligations under the Merger Agreement or to the Offer not being fulfilled or that would reasonably be expected to impede, interfere, delay, or prevent the Offer or the Merger. Any vote by such Supporting Stockholder that is not in accordance with this paragraph will be null and void.

        Irrevocable Proxy.    According to the Stockholders Agreement, if such Supporting Stockholder fails to comply with the voting agreement provisions detailed above, such failure will result in the constitution and appointment of BSS and each of its officers from and after the date of such determination until the termination of the Stockholders Agreement (at which point such constitution and appointment will automatically be revoked) as such Supporting Stockholder's attorney, agent and proxy, (such constitution and appointment, the "Irrevocable Proxy") with full power of substitution, to vote and otherwise act with respect to the Supporting Stockholder's Shares at any meeting of stockholders of the Company.

        No Disposition or Encumbrance of Shares.    Each Supporting Stockholder has agreed not to (i) sell, transfer, tender (except into the Offer), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to (other than the Irrevocable Proxy), deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Liens (as defined in the Merger Agreement) of any nature whatsoever (other than pursuant to the Stockholders Agreement) with respect to, any of such Supporting Stockholder's Shares (or agree or consent to, or offer to do, any of the foregoing), or (ii) take any action that would make that would make or have the effect of preventing or disabling such the effect of preventing or disabling such Supporting Stockholder from performing such Supporting Stockholder's obligations thereunder.

        No Solicitation of Transactions.    Each Supporting Stockholder has agreed that between the date of the Stockholders Agreement and the date of termination of the Merger Agreement, such Supporting Stockholder will not, directly or indirectly, except to the limited extent that members of the Company's Board of Directors are permitted to take certain actions under certain sections of the Merger Agreement pertaining to Acquisition Proposals, (a) solicit, initiate or take any action intended to encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations with a third party regarding, or furnish to any person, any nonpublic information with respect to, or take any action intended to facilitate or encourage any Acquisition Proposal. Such Supporting Stockholder will, and will direct or cause its directors, officers, affiliates, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal.

        Termination.    The Stockholders Agreement and all rights and obligations of the parties thereunder, including the Irrevocable Proxy, will terminate, and no party shall have any rights or obligations thereunder and the Stockholders Agreement will become null and void and have no further effect upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with the provisions thereof prior to the Effective Time, and (iii) the date upon which Offeror will have purchased and paid for all of the Shares in accordance with the terms of the Offer. Nothing in this paragraph will relieve any party of liability for any willful breach of the Stockholders Agreement prior to such termination. BSS and Offeror have acknowledged that, in the event of termination of the Merger Agreement prior to the acceptance for payment of any Shares tendered in the Offer, the Supporting Stockholders will no longer have the obligation to tender, and may withdraw, their Shares.

14.   Dividends and Distributions.

        The Merger Agreement provides that the Company will not, among other things, other than dividends by any direct or indirect wholly owned subsidiary of the Company to the Company or any other subsidiary of the Company, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock. See Section 13—

"The Transaction Documents" of this Offer to Purchase. During the past two (2) years, the Company has paid no dividends on its common stock.

15.   Certain Conditions to Offeror's Obligations.

        The Offeror will not be required to accept for payment any Shares tendered pursuant to the Offer if (i) immediately prior to the expiration of the Offer (as it may have been extended pursuant to the Agreement) the Minimum Condition has not been satisfied or (ii) any of the following conditions exist:

          (a)   there will have been instituted since the date of the Merger Agreement and be pending immediately prior to the expiration of the Offer any Action brought by any governmental authority: (i) challenging or seeking to make illegal, materially delay, or otherwise restrain or prohibit the making of the Offer, or the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger; (ii) seeking to prohibit or materially limit the ownership or operation by the Company, BSS or Offeror of all or any material portion of the business or assets of the Company that is material to the Company and its subsidiaries, taken as a whole; (iii) seeking to impose any limitation on the ability of BSS or Offeror to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including the adoption of the Merger Agreement and approval of the Merger; or (iv) seeking the divestiture by BSS, Offeror or any other affiliate of BSS of any Shares;

          (b)   any material clearances or approvals of any governmental authority required to enable Offeror to accept Shares for payment pursuant to the Offer or consummate the Merger will not have been obtained, or any applicable waiting periods for such clearances or approvals will not have expired;

          (c)   there will have been enacted, promulgated, amended or issued since the date of the Merger Agreement any statute, rule, regulation or legislation applicable to BSS, Offeror or the Company by any United States or non-United States governmental authority with appropriate jurisdiction, applicable to the Offer or the Merger, that could reasonably be expected to (i) make illegal or otherwise restrain or prohibit the making of the Offer, the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger, (ii) prohibit or materially limit the ownership or operation by the Company, BSS or Offeror of all or any material portion of the business or assets of the Company that is material to the Company and its subsidiaries, taken as a whole, or (iii) impose any limitation on the ability of BSS or Offeror to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including the adoption of the Merger Agreement and approval of the Merger;

          (d)   any Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company will have occurred since the date of the Merger Agreement and will be continuing;

          (e)   except as set forth in clause (ii) of the proviso set forth in this paragraph (e), any representation or warranty of the Company set forth in Article IV of the Merger Agreement will not be true and correct on the date of any expiration date of the Offer as if such representation or warranty were made as of such expiration date of the Offer (as may be extended from time to time in accordance with the terms of the Merger Agreement), except for such failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect; provided, that (i) for this purpose no effect will be given to qualifications or limitations using the terms "in all material respects" or Material Adverse Effect contained in such representations and warranties, which representations and warranties will be read for this purpose as though such qualifications or limitations were not contained therein, and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth above) only as of such date;

          (f)    the Company will have failed to perform, in any material respect, any obligation or to comply, in any material respect, with any agreement or covenant of the Company required to be performed or complied with by it under the Merger Agreement prior to the Acceptance Time;

          (g)   the Merger Agreement will have been terminated in accordance with its terms;

          (h)   to the extent such statement has been requested in writing by BSS, the Company will have failed to deliver to BSS a properly executed statement, dated as of the date that includes the Acceptance Time, conforming to the requirements of Treas. Reg. § 1.1445-2(c)(3);

          (i)    the aggregate amount of cash and cash equivalents (as such term is defined under generally accepted accounting principles calculated after giving effect to the payment of all Company Expenses and after deducting the amount of any Overdue Payables, but before deducting the cost of the tail policy referred to in Section 7.06(b) of the Merger Agreement) held by the Company and its subsidiaries on a consolidated basis as of immediately prior to the Acceptance Time will be less than the Minimum Cash Amount;

          (j)    to the extent such certificate has been requested in writing by BSS, the Company will have failed to deliver to BSS a certificate requested by BSS and executed by a senior officer of the Company confirming that the conditions set forth in paragraphs (e) and (f) above have been satisfied;

          (k)   the Company will have failed to enter into an extension of its current facility lease, on substantially the terms and conditions set forth on Exhibit A to the Merger Agreement;

          (l)    any of the individuals named on Exhibit B to the Merger Agreement will have failed to execute and deliver an employment agreement in form and substance reasonably acceptable to BSS;

          (m)  (i) any options, warrants or other rights to acquire capital stock of the Company which, if not otherwise expired or terminated, would survive the Acceptance Time and would become or convert into the right to acquire securities of BSS, Offeror or any of their respective affiliates after the Effective Time will not have expired or been terminated as of the Acceptance Time and (ii) in any event, any of (A) the warrant to purchase stock by and between Company and Horizon Technology Funding Company II LLC originally dated March 18, 2005; (B) the warrant to purchase stock by and between Company and Horizon Technology Funding Company III LLC originally dated March 18, 2005; (C) the warrant to purchase stock by and between Company and General Electric Capital Corporation originally dated July 15, 2001; and (D) the warrant to purchase stock by and between Company and General Electric Capital Corporation originally dated May 2, 2002, will not have been terminated as of the Acceptance Time; or

          (n)   any injunction or other order or decree (whether temporary, preliminary or permanent) will be in effect that would restrict, prevent or prohibit consummation of the Merger or the Offer.

        The foregoing conditions are for the sole benefit of Offeror and BSS and may be asserted by Offeror or BSS regardless of the circumstances giving rise to any such condition or may be waived by Offeror or BSS in whole or in part at any time and from time to time in their sole discretion, provided that the Minimum Condition may not be waived without the prior written consent of the Company, which may be granted or withheld in the Company's sole discretion.

16.   Certain Regulatory and Legal Matters.

        General.    We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Offeror, BSS or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—"Certain Conditions to Offeror's Obligations."

        Antitrust Compliance.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "DOJ") and certain waiting period requirements have been satisfied. Based on the levels of the Company's reported total worldwide assets and total annual worldwide revenue, and because the estimated aggregate purchase price to be paid by the Offeror for all Shares is approximately $17.6 million, Parent, BSS and Offeror believe that no filing is required under the HSR Act.

        Regardless of whether a filing is required under the HSR Act, the FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by BSS and the Offeror, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Offeror or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent, BSS and the Offeror believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 15—"Certain Conditions to Offeror's Obligations."

        State Takeover Laws.    The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire fifteen percent (15%) or more of a corporation's outstanding voting stock) for a period of three (3) years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." On April 15, 2008, prior to the execution of the Merger Agreement and the Stockholders Agreement, the Board of Directors by unanimous vote of all directors present at a meeting held on such date, approved the Merger Agreement and the Stockholders Agreement, and determined that each of the

Offer and the Merger is fair to, and in the best interest of, the stockholders of the Company. Accordingly, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

        A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four (4) Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

        The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—"Certain Conditions to Offeror's Obligations."

        Foreign Laws.    The Company and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Parent and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, the Offeror may not be obligated to accept for payment or pay for any Shares tendered. See Section 15—"Certain Conditions to Offeror's Obligations."

17.   Appraisal Rights.

        No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares if the Merger is consummated. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders' vote or other action was taken approving the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc. , the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

        In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

        If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive from the Offeror $1.35. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

        If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive $1.35 per Share therefor.

18.   Fees and Expenses.

        Parent has retained The Altman Group, Inc. as Information Agent and the American Stock Transfer & Trust Company as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by Parent against certain liabilities in connection with the Offer.

        Except as set forth above, neither Parent, BSS or Offeror will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by Parent or Offeror for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

19.   Miscellaneous.

Legal Proceedings

        None.

Other Information

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or make any representation on behalf of Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Offeror.

        Offeror filed with the SEC on April 29, 2008 a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8—"Certain Information Concerning the Company" of this Offer to Purchase.

Padres Acquisition Corp.

April 29, 2008

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF BSS AND OFFEROR

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of BSS and Offeror are set forth below. The business address of each director and executive officer of BSS is care of BSS, Two Scimed Place, Maple Grove, Minnesota, 55311. The business address of each director and officer of Offeror is care of Parent, One Boston Scientific Place, Natick, Massachusetts 01760. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with BSS or Offeror, as applicable.

        None of the directors and executive officers of BSS and Offeror listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States of America.

        Directors of BSS are identified by "DBSS". Executive officers of BSS are identified by "EOBSS". Directors of Offeror are identified by "DO". Executive officers of Offeror are identified by "EOO".

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Douglas J. Cronin EOBSS EOO	42	Mr. Cronin has been Vice President of Corporate Tax of BSS since January 2006 and Vice President of Corporate Tax of Offeror since April 2008. Mr. Cronin has been the Vice President of Corporate Tax of Parent since March 2005. Prior to this, Mr. Cronin was Director of International Tax of Parent from July 2003 to March 2005. Before joining Parent, Mr. Cronin was Partner—International Tax Services at Grant Thornton LLP from July 2002 to July 2003.
Luke R. Dohmen EOBSS EOO	45
		Mr. Dohmen has been Vice President and Corporate Chief Patent Counsel of BSS since January 2007. Prior to this, he was Vice President and Chief Patent Counsel, Cardiology and Secretary of BSS from September 2000 to January 2005, and Vice President and Chief Patent Counsel—Cardiovascular of BSS from January 2005 to January 2007. Mr. Dohmen has been Vice President of Patent Legal of Offeror since April 2008. Mr. Dohmen has been the Vice President and Corporate Chief Patent Counsel of Parent since October 2006. Prior to this, Mr. Dohmen was Chief Patent Counsel—Cardiovascular of Parent from May 2000 to October 2006.
Joseph Fitzgerald EOO	44
		Mr. Fitzgerald has been President of Offeror since April 2008. Mr. Fitzgerald has been President of Parent's Electrophysiology division since August 2005. Prior to this, Mr. Fitzgerald was Vice President, Global Marketing of Parent's Neurovascular division from January 2001 to July 2005.

Lawrence J. Knopf DBSS DO	46
		Mr. Knopf has been a director of BSS since January 2005 and a director of Offeror since April 2008. Mr. Knopf has been Senior Vice President and Deputy General Counsel of Parent since October 2007 and has worked for Parent since 1993.
Milan Kofol EOBSS EOO	58
		Mr. Kofol has been Vice President and Treasurer of BSS since September 2000 and Vice President and Treasurer of Offeror since April 2008. Mr. Kofol has been the Vice President and Treasurer of Parent since 1998.
Sam R. Leno DBSS EOBSS DO EOO	62
		Mr. Leno has been a director of BSS since June 2007 and a director of Offeror since April 2008. Mr. Leno has been Vice President and Chief Financial Officer of BSS since June 2007 and Vice President and Chief Financial Officer of Offeror since April 2008. Mr. Leno has been Executive Vice President, Finance and Information Systems and Chief Financial Officer of Parent since June 2007. Please see "Directors and Executive Officers of Parent" commencing on the following page for Mr. Leno's biographical information.
Jean Fitterer Lance EOBSS	46
		Ms. Lance has been Vice President, General Counsel—Interventional Cardiology and Cardiovascular, and Secretary of BSS since October 1996. Ms. Lance has been the Vice President—Corporate Legal and General Counsel—Cardiovascular of Parent since 1996.
Paul A. LaViolette EOBSS	50
		Mr. LaViolette has been President and Chief Executive Officer of BSS since January 2005 and Chief Operating Officer of Parent since December 2004. Please see "Directors and Executive Officers of Parent" commencing on the following page for Mr. LaViolette's biographical information.

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Parent are set forth below. The business address of each director and officer of Parent is care of Parent, One Boston Scientific Place, Natick, Massachusetts 01760. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

        None of the directors and executive officers of Parent listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States of America, except Fredericus A. Colen, who is a citizen of The Netherlands, and J. Raymond Elliott and David McFaul, who are citizens of Canada. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
John E. Abele*	71	Mr. Abele is a co-founder of Parent and has been a director of Parent since 1979. Mr. Abele was Treasurer of Parent from 1979 to 1992, Co-Chairman of Parent from 1979 to 1995 and Vice Chairman and Founder, Office of the Chairman of Parent from February 1995 to March 1996. Mr. Abele is also the owner of The Kingbridge Centre and Institute, a 120-room conference center in Ontario that provides special services and research to businesses, academia and government. He was President of Medi-tech, Inc. from 1970 to 1983, and prior to that served in sales, technical and general management positions for Advanced Instruments, Inc. Mr. Abele is the Chairman of the Board of the FIRST (For Inspiration and Recognition of Science and Technology) Foundation and is also a member of numerous not-for-profit boards. Mr. Abele received a B.A. degree from Amherst College.
Donald S. Baim, M.D.	58
		Dr. Baim joined Parent in July 2006 as its Executive Vice President, Chief Medical and Scientific Officer. Prior to joining Parent, Dr. Baim was a Professor of Medicine at Harvard Medical School, Senior Physician at the Brigham and Women's Hospital. He has served as a member of the Interventional Cardiology Test Committee of the American Board of Internal Medicine. In 1981, Dr. Baim was recruited to establish an Interventional Cardiology program at Boston's Beth Israel Hospital. In 2000, he joined the Brigham and Women's Hospital in Boston, where in addition to his clinical responsibilities, he directed the hospital's participation in the Center for the Integration of Medicine and Innovative Technology. In 2005, Dr. Baim served as Chief Academic Officer of the Harvard Clinical Research Institute, a not-for-profit organization that designs, conducts, and analyzes pilot and pivotal trials of new medical devices to support their approval by the U.S. Food and Drug Administration. Dr. Baim completed his undergraduate training in Physics at the University of Chicago, and then received a M.D. from Yale University School of Medicine.

Brian R. Burns	43
		Mr. Burns has been Senior Vice President of Quality of Parent since December 2004. Previously, Mr. Burns was Vice President of Global Quality Assurance of Parent from January 2003 to December 2004, Vice President of Cardiology Quality Assurance of Parent from January 2002 to January 2003 and Director of Quality Assurance of Parent from April 2000 to January 2002. Prior to joining Parent, Mr. Burns held various positions with Cardinal Healthcare, Allegiance Healthcare and Baxter Healthcare. Mr. Burns received his B.S. degree in chemical engineering from the University of Arkansas.
Ursula M. Burns*	49
		Ms. Burns has been a director of Parent since 2002. Ms. Burns is President of Xerox Corporation. Ms. Burns joined Xerox Corporation in 1980, subsequently advancing through several engineering and management positions. Ms. Burns served as Vice President and General Manager, Departmental Business Unit from 1997 to 1999, Senior Vice President, Worldwide Manufacturing and Supply Chain Services from 1999 to 2000, Senior Vice President, Corporate Strategic Services from 2000 to October 2001, President of Document Systems and Solutions Group from 2001 to 2003 and President of Business Group Operations and Corporate Senior Vice President until her most recent appointment in April 2007. She serves on the boards of directors of Xerox Corporation, American Express Corporation, the National Association of Manufacturers, the FIRST Foundation, the National Center on Addiction and Substance Abuse at Columbia University and the National Academy Foundation and is a Trustee of the University of Rochester. Ms. Burns earned a B.S. degree from Polytechnic Institute of New York and an M.S. degree in mechanical engineering from Columbia University.
Fredericus A. Colen	55
		Mr. Colen joined Parent in 1999 as Vice President of Research and Development of BSS and, in February 2001, he was promoted to Senior Vice President, Cardiovascular Technology of BSS. Mr. Colen is currently Parent's Executive Vice President, Operations and Technology, CRM. Before joining Parent, he worked for several medical device companies, including Guidant Corporation, where he launched the Delta TDDD Pacemaker platform, and St. Jude Medical, where he served as Managing Director for the European subsidiary of the Cardiac Rhythm Management Division and as Executive Vice President, responsible for worldwide R&D for implantable pacemaker systems. Mr. Colen was educated in The Netherlands and Germany and holds the U.S. equivalent of a Master's Degree in Electrical Engineering with a focus on medical technology from the Technical University in Aachen, Germany. He was the Vice President of the International Association of Prosthesis Manufacturers (IAPM) in Brussels from 1995 to 1997.

Nancy-Ann DeParle*	51
		Ms. DeParle has been a director of Parent since April 2006. Ms. DeParle is a Managing Director of CCMP Capital Advisors, LLC and an Adjunct Professor at The Wharton School of the University of Pennsylvania. She had been a Senior Advisor for JPMorgan Partners. Previously she served as the Administrator of the Health Care Financing Administration (HCFA) (now the Centers for Medicare and Medicaid Services) from 1997 to 2000. Prior to her role at HCFA, she was the Associate Director for Health and Personnel at the White House Office of Management and Budget from 1993 to 1997 and served as commissioner of the Tennessee Department of Human Services from 1987 to 1989. She has also worked as a lawyer in private practice in Nashville, Tennessee and Washington, D.C. Ms. DeParle is a director of Cerner Corporation, DaVita Inc. and Legacy Hospital Partners, Inc. She is also a trustee of the Robert Wood Johnson Foundation, and serves on the Medicare Payment Advisory Commission and serves on the editorial board of Health Affairs. Ms. DeParle received a B.A. degree from the University of Tennessee, a J.D. from Harvard Law School, and B.A. and M.A. degrees in Politics and Economics from Balliol College of Oxford University, where she was a Rhodes Scholar.
Paul Donovan	53
		Mr. Donovan joined Parent in March 2000 and is Senior Vice President, Corporate Communications of Parent. Prior to joining Parent, Mr. Donovan was the Executive Director of External Affairs at Georgetown University Medical Center, where he directed media, government and community relations as well as employee communications from 1998 to 2000. From 1997 to 1998, Mr. Donovan was Chief of Staff at the United States Department of Commerce. From 1993 to 1997, Mr. Donovan served as Chief of Staff to Senator Edward M. Kennedy and from 1989 to 1993 as Press Secretary to Senator Kennedy. Mr. Donovan is a director of the Greater Boston Chamber of Commerce and the Massachusetts High Technology Council, and Secretary of the Massachusetts Medical Device Industry Council. Mr. Donovan received a B.A. degree from Dartmouth College.

J. Raymond Elliott*	58
		Mr. Elliott has been a director of Parent since August 2007. Mr. Elliott was the Chairman of Zimmer Holdings, Inc. until November 2007 and was President and Chief Executive Officer of Zimmer Holdings, Inc. from March 2001 to May 2007. Mr. Elliott was appointed President of Zimmer, Inc. in November 1997. Mr. Elliott has more than 35 years of experience in orthopedics, medical devices and consumer products. He has served as a director on more than twenty (20) business-related boards in the U.S., Canada, Japan and Europe and has served on six (6) occasions as Chairman. He has served as a member of the board of directors and chair of the orthopedic sector of the Advanced Medical Technology Association (AdvaMed) and is a director of the Indiana Chamber of Commerce, the American Swiss Foundation and the Bausch + Lomb Corporation. Mr. Elliott has served as the Indiana representative on the President's State Scholars Program and as a trustee of the Orthopaedic Research and Education Foundation (OREF). He holds a bachelor's degree from the University of Western Ontario, Canada
Joel L. Fleishman	74
		Mr. Fleishman has been a director of Parent since October 1992. He is also Professor of Law and Public Policy at Duke University where he has served in various administrative positions, including First Senior Vice President, since 1971. Mr. Fleishman is a founding member of the governing board of the Duke Center for Health Policy Research and Education and was the founding director from 1971 to 1983 of Duke University's Terry Sanford Institute of Public Policy. He is the director of the Samuel and Ronnie Heyman Center for Ethics, Public Policy and the Professions and the director of the Duke University Philanthropic Research Program. From 1993 to 2001, Mr. Fleishman took a part-time leave from Duke University to serve as President of the Atlantic Philanthropic Service Company, the U.S. program staff of Atlantic Philanthropies. Mr. Fleishman also serves as a member of the Board of Trustees of The Center for Effective Philanthropy and the Partnership for Public Service, Chairman of the Board of Trustees of the Urban Institute, Chairman of The Visiting Committee of the Kennedy School of Government, Harvard University, and as a director of Polo Ralph Lauren Corporation. Mr. Fleishman received A.B., M.A. and J.D. degrees from the University of North Carolina at Chapel Hill, and an LL.M. degree from Yale University.

Marye Anne Fox, Ph.D.*	60
		Dr. Fox has been a director of Parent since October 2001. Dr. Fox has been Chancellor of the University of California, San Diego and Distinguished Professor of Chemistry since August 2004. Prior to that, she served as Chancellor of North Carolina State University and Distinguished University Professor of Chemistry from 1998 to 2004. From 1976 to 1998, she was a member of the faculty at the University of Texas, where she taught chemistry and held the Waggoner Regents Chair in Chemistry from 1991 to 1998. She served as the University's Vice President for Research from 1994 to 1998. Dr. Fox has served as the Co-Chair of the National Academy of Sciences' Government-University-Industry Research Roundtable and serves on President Bush's Council of Advisors on Science and Technology. She has served as the Vice Chair of the National Science Board. She also serves on the boards of a number of other scientific, technological and civic organizations, and is a member of the boards of directors of Red Hat Corp., the Camille and Henry Dreyfus Foundation, and the W.R. Grace Co. She has been honored by a wide range of educational and professional organizations, and she has authored more than 350 publications, including five (5) books. Dr. Fox holds a B.S. in Chemistry from Notre Dame College, an M.S. in Organic Chemistry from Cleveland State University, and a Ph.D. in Organic Chemistry from Dartmouth College.
James Gilbert	50
		Mr. Gilbert joined Parent in 2004 and became Executive Vice President, Strategy and Business Development in February 2008. Prior to that, he was Executive Vice President and Group President, Cardiovascular of Parent and oversaw Parent's Cardiovascular Group, which includes its Peripheral Interventions, Vascular Surgery, Neurovascular, Electrophysiology and Cardiac Surgery businesses. Mr. Gilbert also oversees the Marketing Science, E-Marketing, and Health Economics and Reimbursement functions of Parent. Previously, he was a Senior Vice President of Parent and prior to that worked on a contractor basis as Parent's Assistant to the President from January 2004 to December 2004. Prior to joining Parent, Mr. Gilbert spent 23 years with Bain & Company, where he served as a partner and director and was the managing partner of Bain's Global Healthcare Practice. Mr. Gilbert received his B.S. degree in industrial engineering and operations research from Cornell University and his M.B.A. from Harvard Business School.

Ray J. Groves*	72
		Mr. Groves has been a director of Parent since 1999. From 2001 to 2005, he served in various roles at Marsh Inc., including President, Chairman and Senior Advisor, and is a former member of the board of directors of its parent company, Marsh & McLennan Companies, Inc. He served as Chairman of Legg Mason Merchant Banking, Inc. from 1995 to 2001. Mr. Groves served as Chairman and Chief Executive Officer of Ernst & Young for 17 years until his retirement in 1994. Mr. Groves currently serves as a member of the boards of directors of Electronic Data Systems Corporation, the Colorado Physicians Insurance Company, Group Ark Insurance Holdings, Ltd. and Chairman of Calvert Street Capital Corporation. Mr. Groves is a member of the Council on Foreign Relations. He is a former member of the Board of Governors of the American Stock Exchange and the National Association of Securities Dealers. Mr. Groves is former Chairman of the board of directors of the American Institute of Certified Public Accountants. He is a member and former Chair of the board of directors of The Ohio State University Foundation and a member of the Dean's Advisory Council of the Fisher College of Business. He is a former member of the Board of Overseers of The Wharton School of the University of Pennsylvania and served as the Chairman of its Center for the Study of the Service Sector. Mr. Groves is an advisory director of the Metropolitan Opera Association and a director of the Collegiate Chorale. Mr. Groves received a B.S. degree from The Ohio State University
Kristina M. Johnson*	50
		Dr. Johnson has been a director of Parent since April 2006. Dr. Johnson is Provost and Senior Vice President of Academic Affairs at The Johns Hopkins University. Until July 2007, she was the Dean of the Pratt School of Engineering at Duke University, a position she had held since 1999. Previously, she served as a professor in the Electrical and Computer Engineering Department, University of Colorado and director of the National Science Foundation Engineering Research Center for Optoelectronics Computing Systems at the University of Colorado, Boulder. Dr. Johnson is a co-founder of the Colorado Advanced Technology Institute Center of Excellence in Optoelectronics and serves as a director of Minerals Technologies, Inc., AES Corporation and Nortel Corporation. Dr. Johnson also serves on the board of directors of SPIE (The International Society for Optical Engineering) and Spark IP, a privately held Corporation. Dr. Johnson was a Fulbright Faculty Scholar in the Department of Electrical Engineering at the University of Edinburgh, Scotland, and a NATO Post-Doctoral Fellow at Trinity College, Dublin, Ireland. Dr. Johnson received B.S., M.S. and Ph.D. degrees in electrical engineering from Stanford University.

William H. (Hank) Kucheman	59

		Mr. Kucheman joined Parent in 1995 as a result of the merger between Boston Scientific and SCIMED Life Systems, Inc. (now BSS) and since December 2004 has been Senior Vice President and Group President of the Interventional Cardiology Group of Parent. Previously, Mr. Kucheman served as Parent's Senior Vice President of Marketing. Prior to joining Parent, he held a variety of management positions in sales and marketing for SCIMED Life Systems, Inc., Charter Medical Corporation, and Control Data Corporation. He began his career at the United States Air Force Academy Hospital and later was Healthcare Planner, Office of the Surgeon General, for the United States Air Force Medical Service. Mr. Kucheman has served on several industry boards including the board of directors of the Global Health Exchange, the Committee on Payment and Policy, and AdvaMed. He has also served on the Board of Advisors to MillenniumDoctor.com and the Board of Advisors to the College of Business, Center for Services Marketing and Management, Arizona State University. Mr. Kucheman earned a B.S. and a M.B.A. from Virginia Polytechnic Institute and State University.
Paul A. LaViolette	50
		Mr. LaViolette joined Parent in January 1994 and is Parent's Chief Operating Officer. Previously, Mr. LaViolette was President, Boston Scientific International, and Vice President—International from January 1994 to February 1995. In February 1995, Mr. LaViolette was elected to the position of Senior Vice President and Group President—Nonvascular Businesses. In October 1998, Mr. LaViolette was appointed President, Boston Scientific International, and in February 2000 assumed responsibility for Parent's BSS, EPT and Target businesses as Senior Vice President and Group President, Cardiovascular. In March 2001, he also assumed the position of President, BSS. Prior to joining Parent, he was employed by C.R. Bard, Inc. in various capacities, including President, U.S.C.I. Division, from July 1993 to November 1993, President, U.S.C.I. Angioplasty Division, from January 1993 to July 1993, Vice President and General Manager, U.S.C.I. Angioplasty Division, from August 1991 to January 1993, and Vice President U.S.C.I. Division, from January 1990 to August 1991. Mr. LaViolette received his B.A. degree from Fairfield University and an M.B.A. degree from Boston College.

Sam R. Leno	62
		Sam R. Leno is Parent's Chief Financial Officer and Executive Vice President of Finance and Information Systems. Mr. Leno joined Parent in June 2007 from Zimmer Holdings, Inc. where he served as its Executive Vice President, Finance and Corporate Services and Chief Financial Officer, a position to which he was appointed in December 2005. From October 2003 to December 2005, Mr. Leno served as Executive Vice President, Corporate Finance and Operations, and Chief Financial Officer of Zimmer. From July 2001 to October 2003, Mr. Leno served as Senior Vice President and Chief Financial Officer of Zimmer. Prior to joining Zimmer, Mr. Leno served as Senior Vice President and Chief Financial Officer of Arrow Electronics, Inc. from March 1999 until he joined Zimmer. Between 1971 and March 1999, Mr. Leno held various chief financial officer and other financial positions with several U.S. based companies, and he previously served as a U.S. Naval Officer. Mr. Leno is a member of the board of directors of TomoTherapy Incorporated, chairs the finance committee and is a member of the audit committee. Mr. Leno received a B.S. degree in Accounting for Northern Illinois University and an M.B.A. from Roosevelt University.
Ernest Mario, Ph.D.*	69
		Dr. Mario has been a director of Parent since October 2001 and is currently the Chairman and Chief Executive Officer of Capnia, Inc. From 2003 to July 2007, Dr. Mario was Chairman of Reliant Pharmaceuticals. From 2003 to 2006, he was also the Chief Executive Officer of Reliant Pharmaceuticals. Prior to joining Reliant Pharmaceuticals in April 2003, he was the Chairman of IntraBiotics Pharmaceuticals, Inc. from April 2002 to April 2003. Dr. Mario also served as Chairman and Chief Executive Officer of Apothogen, Inc., a pharmaceutical company, from January 2002 to April 2002 when Apothogen was acquired by IntraBiotics. Dr. Mario served as the Chief Executive of Glaxo Holdings plc from 1989 until March 1993 and as Deputy Chairman and Chief Executive from January 1992 until March 1993. From 1993 to 1997, Dr. Mario served as Co-Chairman and Chief Executive Officer of ALZA Corporation, a research-based pharmaceutical company with leading drug-delivery technologies, and Chairman and Chief Executive Officer from 1997 to 2001. Dr. Mario presently serves on the boards of directors of Maxygen, Inc., Pharmaceutical Product Development, Inc., Avid Radiopharmaceuticals, Inc. and Celgene Corporation. He was a Trustee of Duke University from 1988 to June 2007 and in July 2007 he retired as Chairman of the Board of the Duke University Health System which he chaired from its inception in 1996. He is a past Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Maryland, the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario holds a B.S. in Pharmacy from Rutgers, and an M.S. and a Ph.D. in Physical Sciences from the University of Rhode Island.

William F. McConnell, Jr.	58
		William F. McConnell, Jr. joined Parent in April 2006 following Parent's acquisition of Guidant Corporation and is Parent's Senior Vice President, Sales, Marketing and Administration, CRM. Prior to joining Parent, Mr. McConnell was Vice President and Chief Information Officer for Guidant Corporation, which he joined in 1998. Previously, he was Managing Partner—Business Consulting in the Indianapolis office of Arthur Andersen LLP. Mr. McConnell serves as a board member of the Global Healthcare Exchange, Vesalius Ventures, and Board of Governors of the National American Red Cross. He is the Chairman of the Board of Trustees for the Trustee Leadership Development and Honorary Trustee of the Children's Museum of Indianapolis. He is also a board member of the Information Technology Committee of Community Hospitals of Indianapolis, Inc., the Indiana University Information Technology Advancement Council, and ex officio member of the Board of Directors for the American Red Cross of Greater Indianapolis. Mr. McConnell received a B.S. degree from Miami University in Oxford, Ohio and is a Certified Public Accountant.
David McFaul	51
		Mr. McFaul is Senior Vice President—International of Parent. Prior to October 2007, he was Parent's Regional President of Asia Pacific & Japan operations. Mr. McFaul joined Parent in 1995 to oversee the development of its Canadian business and was President of Parent's Japan operations. Prior to this, Mr. McFaul was Vice President of Sales, Inter-Continental. Previously, he was Vice President and General Manager of Parent's operations in Latin America, Canada and South Africa. Prior to this, he was General Manager, Canada and South Africa, Country Manager of Canada and National Sales Manager, Canada. Prior to joining Parent, Mr. McFaul held sales, marketing and general management positions at a variety of medical-related companies including Stryker Corporation, EBI Medical Systems, Baxter Corporation, and Abbott Labs. David earned a B.A. in History and Geography from Simon Fraser University and took graduate courses at Simon Fraser University Graduate School.

Stephen F. Moreci	57
		Mr. Moreci has been Parent's Senior Vice President and Group President, Endosurgery since December 2000. Mr. Moreci joined Parent in 1989 as Vice President and General Manager for Parent's Cardiac Assist business. In 1991, he was appointed Vice President and General Manager for Parent's Endoscopy business. In 1994, Mr. Moreci was promoted to Group Vice President for Parent's Urology and Gynecology businesses. In 1997, he assumed the role of President of Parent's Endoscopy business. In 1999, he was named President of Parent's Vascular business, which included peripheral interventions, vascular surgery and oncology. In 2001, he assumed the role of Group President, Endosurgery, responsible for Parent's Urology/Gynecology, Oncology, Endoscopy and Endovations businesses. Prior to joining Parent, Mr. Moreci had a 13-year career in medical devices, including nine (9) years with Johnson & Johnson and four (4) years with DermaCare. Mr. Moreci received a B.S. degree from Pennsylvania State University.
N.J. Nicholas, Jr.*	68
		Mr. Nicholas has been a director of Parent since October 1994 and is a private investor. Previously, he served as President of Time, Inc. from September 1986 to May 1990 and Co-Chief Executive Officer of Time Warner, Inc. from May 1990 until February 1992. Mr. Nicholas is a director of Xerox Corporation and Time Warner Cable, Inc. He has served as a director of Turner Broadcasting and a member of the President's Advisory Committee for Trade Policy and Negotiations and the President's Commission on Environmental Quality. Mr. Nicholas is Chairman of the Board of Trustees of the Environmental Defense Fund and a member of the Council of Foreign Relations. Mr. Nicholas received an A.B. degree from Princeton University and an M.B.A. degree from Harvard Business School. He is also the brother of Pete M. Nicholas, Chairman of the Board.

Pete M. Nicholas*	66
		Mr. Nicholas, a co-founder of Parent, has been Chairman of the Board of Directors of Parent since 1995. He has been a director of Parent since 1979 and served as Parent's Chief Executive Officer from 1979 to March 1999 and Co-Chairman of the Board of Directors of Parent from 1979 to 1995. Prior to joining Parent, he was corporate director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales, marketing and general management positions at Eli Lilly and Company. He is currently Chairman Emeritus of the Board of Trustees of Duke University. Mr. Nicholas is also a Fellow of the National Academy of Arts and Sciences and Vice Chairman of the Trust for that organization. He also serves on several for profit and not-for-profit boards including CEOs for Fundamental Change in Education and the Boys and Girls Club of Boston. After college, Mr. Nicholas served as an officer in the U.S. Navy, resigning his commission as lieutenant in 1966. Mr. Nicholas received a B.A. degree from Duke University, and an M.B.A. degree from The Wharton School of the University of Pennsylvania. He is also the brother of N.J. Nicholas, Jr., one of our directors.
John E. Pepper*	69
		Mr. Pepper has been a director of Parent since 2003 and he previously served as a director of Parent from November 1999 to May 2001. Mr. Pepper is a Co-Chair of the board of directors of the National Underground Railroad Freedom Center and served as its Chief Executive Officer until May 2007. Previously he served as Vice President for Finance and Administration of Yale University from January 2004 to December 2005. Prior to that, he served as Chairman of the executive committee of the board of directors of The Procter & Gamble Company until December 2003. Since 1963, he has served in various positions at Procter & Gamble, including Chairman of the Board from 2000 to 2002, Chief Executive Officer and Chairman from 1995 to 1999, President from 1986 to 1995 and director since 1984. Mr. Pepper is chairman of the board of directors of The Walt Disney Company, and is a member of the executive committee of the Cincinnati Youth Collaborative. Mr. Pepper graduated from Yale University in 1960 and holds honorary doctoral degrees from Yale University, The Ohio State University, Xavier University, University of Cincinnati, Mount St. Joseph College and St. Petersburg University (Russia).

Kenneth J. Pucel	42
		Mr. Pucel is Parent's Executive Vice President of Operations. Previously, he was Parent's Senior Vice President, Operations and prior to that, Parent's Vice President and General Manager, Operations from September 2002 to December 2004 and Parent's Vice President of Operations from June 2001 to September 2002. Prior to September 2002, Mr. Pucel held various positions in Parent's Cardiovascular Group, including Manufacturing Engineer, Process Development Engineer, Operations Manager, Production Manager and Director of Operations. Mr. Pucel received a B.S. degree in Mechanical Engineering with a focus on Biomedical Engineering from the University of Minnesota.
Lucia L. Quinn	54
		Ms. Quinn joined Parent in January 2005 and is Parent's Executive Vice-President—Human Resources. Prior to that, she was Parent's Senior Vice President and Assistant to the President. Prior to joining Parent, Ms. Quinn was the Senior Vice President, Advanced Diagnostics and Business Development for Quest Diagnostics from 2001 to 2004. In this role, Ms. Quinn was responsible for developing multiple multi-million dollar businesses, including evaluating and developing strategic and operational direction. Prior to this, Ms. Quinn was Vice President, Corporate Strategic Marketing for Honeywell International from 1999 to 2001 and before that she held various positions with Digital Equipment Corporation from 1989 to 1998, including Corporate Vice President, Worldwide Brand Strategy & Management. She served as Chair of the Simmons College Board of Trustees from 2004 to 2007 and has been a trustee of Simmons College since 1996. She currently chairs the Executive Compensation Committee and sits on the Executive Committee there. Ms. Quinn received her B.A. in Management from Simmons College.
Uwe E. Reinhardt*	70
		Dr. Reinhardt has been a director of Parent since 2002. Dr. Reinhardt is the James Madison Professor of Political Economy and Professor of Economics and Public Affairs at Princeton University, where he has taught since 1968. Dr. Reinhardt is a senior associate of the University of Cambridge, England and serves as a Trustee of Duke University and the Duke University Health System, H&Q Healthcare Investors, H&Q Life Sciences Investors and Hambrecht & Quist Capital Management LLC. He is also the Commissioner of the Kaiser Family Foundation Commission on Medicaid and the Uninsured and a member of the board of directors of Amerigroup Corporation and Legacy Hospital Partners, Inc. Dr. Reinhardt is also a member of the Institute of Medicine of the National Academy of Sciences. Dr. Reinhardt received a Bachelor of Commerce degree from the University of Saskatchewan, Canada and a Ph.D. in Economics from Yale University.

Senator Warren B. Rudman*	77

		Senator Rudman has been a director of Parent since October 1999. Senator Rudman is Co-Chairman of Stonebridge International, LLC and has been Of Counsel to the international law firm Paul, Weiss, Rifkind, Wharton, and Garrison LLP since January 2003. Previously, he was a partner of the firm since 1992. Prior to joining the firm, he served two (2) terms as a U.S. Senator from New Hampshire from 1980 to 1992. He serves on the boards of directors of several funds managed by the Dreyfus Corporation. Senator Rudman is Vice Chairman of the International Advisory Board of D.B. Zwirn + Co. and a member of the External Advisory Council of BP America Inc. He is the founding co-chairman of the Concord Coalition. Senator Rudman received a B.S. from Syracuse University and an LL.B. from Boston College Law School and served in the U.S. Army during the Korean War.
James R. Tobin*	63
		Mr. Tobin is Parent's President and Chief Executive Officer and also serves as a director of Parent. Prior to joining Parent in March 1999, Mr. Tobin served as President and Chief Executive Officer of Biogen, Inc. from 1997 to 1998 and Chief Operating Officer of Biogen from 1994 to 1997. From 1972 to 1994, Mr. Tobin served in a variety of executive positions with Baxter International, including President and Chief Operating Officer from 1992 to 1994. Previously, he served at Baxter as Managing Director in Japan, Managing Director in Spain, President of Baxter's I.V. Systems Group and Executive Vice President. Mr. Tobin currently serves on the boards of directors of Curis, Inc. and Applera Corporation. Mr. Tobin holds an A.B. from Harvard College and an M.B.A. from Harvard Business School. Mr. Tobin also served in the U.S. Navy from 1968 to 1972 where he achieved the rank of lieutenant.

        Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

        If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Banks and Brokers call: 201-806-7300
or
Call toll-free: 866-387-7715
 Email: reorg@altmangroup.com

QuickLinks

  Exhibit (a)(1)(i)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
THE TENDER OFFER
  ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF BSS AND OFFEROR
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT